AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 2, 1997

                                                     REGISTRATION NO. 333-30017

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                ---------------

                             AMENDMENT NO. 2
                                      TO
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                                ---------------
                            SIGNATURE EYEWEAR, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

            CALIFORNIA                       3851                       95-3876317
   (STATE OR OTHER JURISDICTION  (PRIMARY STANDARD INDUSTRIAL        (I.R.S. EMPLOYER
   OF INCORPORATION OR ORGANI-
              ZATION)             CLASSIFICATION CODE NUMBER)       IDENTIFICATION NO.)

                             498 NORTH OAK STREET
                          INGLEWOOD, CALIFORNIA 90302
                                (310) 330-2700
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                                ---------------
             JULIE HELDMAN, CO-CHAIRMAN OF THE BOARD AND PRESIDENT
                            SIGNATURE EYEWEAR, INC.
                             498 NORTH OAK STREET
                          INGLEWOOD, CALIFORNIA 90302
                                (310) 330-2700
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                              AGENT FOR SERVICE)
                                ---------------
                                  COPIES TO:

                ALAN B. SPATZ, ESQ.                               CHRISTOPHER C. WHEELER, ESQ.
               JOHN J. MCILVERY, ESQ.                             DONALD E. THOMPSON, II, ESQ.
       TROOP MEISINGER STEUBER & PASICH, LLP                           PROSKAUER ROSE LLP
              10940 WILSHIRE BOULEVARD                            2255 GLADES ROAD, SUITE 340W
           LOS ANGELES, CALIFORNIA 90024                            BOCA RATON, FLORIDA 33431
                   (310) 824-7000                                        (561) 241-7400

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

                                ---------------
  If any of the securities being registered in this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If the delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                                ---------------
  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                            SIGNATURE EYEWEAR, INC.

                             CROSS-REFERENCE SHEET

     FORM S-1 ITEM NUMBER AND CAPTION        CAPTION OR LOCATION IN PROSPECTUS
     --------------------------------        ---------------------------------
 1. Forepart of the Registration Statement
    and Outside Front Cover Page of
    Prospectus............................  Facing Page; this Cross-Reference
                                             Sheet; Outside Front Cover Page of
                                             Prospectus
 2. Inside Front and Outside Back Cover
    Pages of Prospectus...................  Inside Front Cover Page of
                                              Prospectus

 3. Summary Information, Risk Factors and
    Ratio of Earnings to Fixed Charges....  Prospectus Summary; Risk Factors;
                                             Summary Financial And Operating
                                             Data; The Company

 4. Use of Proceeds.......................  Use of Proceeds

 5. Determination of Offering Price.......  Underwriting

 6. Dilution..............................  Dilution

 7. Selling Security Holders..............  Principal and Selling Shareholders

 8. Plan of Distribution..................  Outside Front Cover Page of
                                             Prospectus; Underwriting

 9. Description of Securities to be
    Registered............................  Description of Capital Stock

10. Interests of Named Experts and
    Counsel...............................  Experts

11. Information with Respect to the
    Registrant

  (a) Description of Business.............  Prospectus Summary; Risk Factors;
                                             The Company; Termination of S
                                             Corporation; Use of Proceeds;
                                             Management's Discussion and
                                             Analysis of Results of Operations
                                             and Financial Condition; Business

  (b) Description of Property.............  Business--Properties

  (c) Legal Proceedings...................  Business--Legal Proceedings

  (d) Market Price, Dividends and Related
      Stockholder Matters.................  Outside Front Cover Page of
                                             Prospectus; Risk Factors; Dividend
                                             Policy; Management; Description of
                                             Capital Stock; Shares Eligible for
                                             Future Sale

  (e) Financial Statements................  Financial Statements

  (f) Selected Financial Data.............  Selected Financial Data; Summary
                                             Financial And Operating Data

  (g) Supplementary Financial
      Information.........................  *

  (h) Management's Discussion and Analysis
      of Financial Condition and Results
      of Operations.......................  Management's Discussion and Analysis
                                             of Results of Operations and
                                             Financial Condition

  (i) Changes in and Disagreements with
      Accountants on Accounting and
      Financial Disclosures...............  *

  (j) Directors and Executive Officers....  Management

      FORM S-1 ITEM NUMBER AND CAPTION         CAPTION OR LOCATION IN PROSPECTUS
      --------------------------------         ---------------------------------
  (k) Executive Compensation................. Management

  (l) Security Ownership of Certain
      Beneficial Owners and Management....... Principal and Selling Shareholders

  (m) Certain Relationships and Related
      Transactions........................... Certain Relationships and Related
                                               Transactions

12. Disclosure of Commission Position on
    Indemnification for Securities Act
    Liabilities.............................. *

--------
* Omitted because the item is negative or inapplicable

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

              SUBJECT TO COMPLETION, DATED SEPTEMBER 2, 1997

                                1,800,000 SHARES

                      [LOGO OF SIGNATURE EYEWEAR, INC.]

                                  COMMON STOCK

  Of the 1,800,000 shares of Common Stock of Signature Eyewear, Inc. ("Signature" or the "Company") offered hereby (the "Offering"), 1,600,000 shares are being sold by the Company and 200,000 shares are being sold by certain shareholders of the Company (the "Selling Shareholders"). See "Principal and Selling Shareholders." The Company will not receive any proceeds from the sale of shares by the Selling Shareholders. Prior to the Offering, there has been no public market for the Common Stock. It is currently estimated that the initial public offering price of the Common Stock will be between $9.00 and $11.00 per share. For information relating to the factors considered in determining the initial offering price to the public, see "Underwriting." The Common Stock has been approved for quotation on the Nasdaq National Market under the symbol "SEYE."

SEE "RISK FACTORS" ON PAGE 7 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE
    CONSIDERED BY PROSPECTIVE INVESTORS IN THE COMMON STOCK OFFERED BY THIS
                                  PROSPECTUS.

                                  -----------

THESE  SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE SECURITIES  AND
 EXCHANGE  COMMISSION   OR  ANY  STATE  SECURITIES  COMMISSION  NOR   HAS  THE
  SECURITIES  AND  EXCHANGE COMMISSION  OR  ANY  STATE SECURITIES  COMMISSION
   PASSED  UPON   THE  ACCURACY   OR  ADEQUACY   OF  THIS   PROSPECTUS.  ANY
    REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                   UNDERWRITING
                         PRICE TO DISCOUNTS AND  PROCEEDS TO PROCEEDS TO SELLING
                          PUBLIC  COMMISSIONS(1) COMPANY(2)     SHAREHOLDERS
--------------------------------------------------------------------------------
Per Share..............    $           $            $               $
--------------------------------------------------------------------------------
Total (3)..............    $           $            $               $

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

(1) Does not include compensation to Fechtor, Detwiler & Co., Inc. and Van Kasper & Company (the "Representatives") in the form of (i) an obligation to reimburse the Representatives for expenses of up to $135,000; and (ii) warrants to purchase up to 180,000 shares of Common Stock. The Company and the Selling Shareholders have also agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting expenses payable by the Company, estimated at $520,000.
(3) The Company and the Selling Shareholders have granted to the Underwriters a 30-day option to purchase up to an aggregate of 67,500 additional shares from the Company and 202,500 additional shares from the Selling Shareholders on the same terms and conditions set forth above solely to cover over-allotments of shares, if any (the "Over-Allotment Option"). See "Underwriting." If the Over-Allotment Option is exercised in full, the total Price to Public will be $ , Underwriting Discounts and Commissions will be $ , Proceeds to the Company will be $ , and Proceeds to the Selling Shareholders will be $ .

                                  -----------

  The shares of Common Stock are offered by the several Underwriters named herein on a "firm commitment" basis, subject to prior sale, when, as and if issued by the Company, delivered to and accepted by the Underwriters and subject to the right of the Underwriters to reject any order in whole or in part and to certain other conditions. It is expected that delivery of the certificates representing the Common Stock will be made against payment therefor at the offices of Fechtor, Detwiler & Co., Inc., 225 Franklin Street,
Boston, MA 02110 on or about      , 1997.

                                  -----------

FECHTOR, DETWILER & CO., INC.                               VAN KASPER & COMPANY

                   THE DATE OF THIS PROSPECTUS IS       1997.

                                  [PICTURES]

INSIDE FRONT COVER:

Reversing out of solid back is the copy line in all caps "The Signature Brand Names of Signature Eyewear".

INSIDE FRONT COVER TWO PAGE COLOR FOLD OUT:

Laura Ashley Eyewear lifestyle photograph depicting a woman wearing Laura Ashley Eyewear, sitting up in her bed, reading the newspaper. The Laura Ashley Eyewear logo is placed at the bottom of the image with the brand's trade theme-line "The Premier Feminine Collection" resting just below the logo. At the bottom of the page are the lines "Made by Signature Eyewear under license from Laura Ashley" and "Laura Ashley Eyewear net sales were 73% of the Company's net sales in the six months ended April 30, 1997."

Eddie Bauer Eyewear lifestyle photograph depicting a couple wearing Eddie Bauer Eyewear. The Eddie Bauer Eyewear logo is at the bottom of the image. At the bottom of the page are the lines "Sold by Signature Eyewear under license from Eddie Bauer" and "Launch planned for the Spring of 1998. To date the Company has had no revenues from Eddie Bauer Eyewear."

  No dealer, salesperson or other person has been authorized to give any information or to make any representation not contained in this Prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by the Company or any Underwriter. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby in any jurisdiction in which such offer or solicitation would be unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information herein is correct as of any time subsequent to the date hereof or that there has been no change in the affairs of the Company since that date.

  Until      , 1997 (25 days after commencement of the Offering) all dealers effecting transactions in the registered securities, whether or not participating in this distribution, may be required to deliver a Prospectus. This is in addition to the obligation of dealers to deliver a Prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                               ----------------

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
Prospectus Summary.......................................................   4
Risk Factors.............................................................   7
The Company..............................................................  14
Termination of S Corporation Status......................................  14
Capitalization...........................................................  15
Use of Proceeds..........................................................  15
Dilution.................................................................  16
Dividend Policy..........................................................  16
Selected Financial Data..................................................  17
Management's Discussion and Analysis of Results of Operations and
 Financial Condition ....................................................  18
Business.................................................................  23
Management...............................................................  34
Certain Relationships and Related Transactions...........................  39
Principal and Selling Shareholders.......................................  40
Description of Capital Stock.............................................  41
Shares Eligible For Future Sale..........................................  42
Underwriting.............................................................  43
Legal Matters............................................................  44
Experts..................................................................  44
Additional Information...................................................  44
Index to Financial Statements............................................ F-1

                               ----------------

  "Laura Ashley" is a registered trademark of Laura Ashley Manufacturing B.V. and Laura Ashley Limited (collectively, "Laura Ashley"), "Hart Schaffner & Marx" is a registered trademark of Hart Schaffner & Marx ("Hart Schaffner & Marx"), "Jean Nate" is a registered trademark of Revlon Consumer Products Corporation ("Revlon"), and "Eddie Bauer" is a registered trademark of Eddie Bauer, Inc. ("Eddie Bauer").

  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED IN THE NASDAQ NATIONAL MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information, including "Risk Factors," "Business" and the Financial Statements and notes thereto, appearing elsewhere in this Prospectus. The statements which are not historical facts contained in this Prospectus are forward-looking statements that involve risks and uncertainties, including those described under "Risk Factors." Prospective purchasers of the securities offered by this Prospectus should carefully consider the "Risk Factors" section, as well as the other information and data included in this Prospectus, before making an investment in the securities offered hereby.

                                  THE COMPANY

  Signature designs, markets and distributes prescription eyeglass frames primarily under exclusive licenses for Laura Ashley Eyewear, Hart Schaffner & Marx Eyewear and Jean Nate Eyewear, as well as its own Camelot label. The Laura Ashley Eyewear collection is one of the leading women's brand-name collections in the United States. The Company attributes its success to its brand-name development process and frame designs. The Company's brand-name development process includes identifying a market niche, obtaining the rights to a carefully selected brand name, producing a comprehensive marketing plan, developing unique in-store displays, and creating innovative sales and merchandising programs for independent optical retailers and retail chains. Signature's in-house designers work with many respected frame manufacturers throughout the world to develop high-quality, creative designs which are consistent with each brand-name image.

  In June 1997, Signature acquired the exclusive license to design and market an Eddie Bauer Eyewear collection, which the Company plans to launch in the Spring of 1998. The Company pursued the Eddie Bauer brand name, which had not previously been licensed for prescription eyewear, for its widespread recognition, outdoor heritage, casual styling and reputation for value and quality. The Eddie Bauer Eyewear collection will offer men's and women's styles and will be positioned in the medium-price segment of the brand-name prescription eyewear market.

  In 1996, domestic retail sales of all eyewear products were $14.6 billion, and domestic retail sales of eyeglasses were $4.6 billion. Just over 60% of the nation's entire population, and more than 90% of people over the age of 45, needed corrective eyewear in 1996. The average age of the United States population is expected to increase over the next 25 years due to the aging of the "baby-boomers" who were born between 1946 and 1964. As more of the baby-boomers exceed age 45, the Company believes sales of corrective eyewear should increase.

  Signature produces "turnkey" marketing, merchandising and sales promotion programs to promote sales at each level in the distribution chain. For optical retailers, the Company develops unique in-store displays, such as its Laura Ashley Eyewear "store within a store" environments. For the sales representatives who call on retail accounts, whether they are employed by distributors or by Signature, the Company creates presentation materials, marketing bulletins, motivational audio and video tapes and other sales tools to facilitate professional presentations, and the Company offers attractive incentive awards for reaching targeted sales levels. For its distributors who sell to independent optical retailers, Signature provides its innovative loyalty programs.

  Under the loyalty programs, which generally last from six to ten months, each participating retailer agrees to purchase a specified quantity of frames of new styles released during the program period. Although a participating retailer may cancel at any time, historically most have completed the program and renewed their participation in ensuing years. These "automatic" sales programs have facilitated the widespread placement of new styles in optical retail stores, have increased the Company's leverage with its manufacturers due to the large size of the Company's orders, and have assisted its inventory planning. The Company's largest loyalty program is its Laura Ashley Loyal Partners program, which at April 30, 1997 had over 4,750 participating retailers in the United States (approximately 16% of all independent optical retailers in the United States) as well as over 800 international participants.

  The Company contracts with overseas factories to manufacture the frames it designs. Signature distributes its frames through distributors in the United States and through exclusive distributors in foreign countries. In addition, the Company sells directly through its own sales representatives to major retail chains, including LensCrafters, Pearle Vision and Eyecare Centers of America, and to independent optical retailers in California.

  The Company's principal product line is Laura Ashley Eyewear, which was launched in 1992. Signature designs frames and in-store displays which seek to capture the distinctive, feminine image associated with Laura Ashley clothing and home furnishings. Laura Ashley Eyewear styles are feminine and classic, and are positioned in the medium to mid-high price range to reach a broad segment of the women's eyewear market. The Company's net sales of Laura Ashley Eyewear have increased from $2.2 million in fiscal 1992 to $21.1 million in fiscal 1996.

  Capitalizing on Signature's customer relationships and the success of Laura Ashley Eyewear, the Company launched Jean Nate Eyewear in March 1996 and Hart Schaffner & Marx Eyewear in September 1996. Jean Nate Eyewear is targeted at women seeking to pay an affordable price for high-quality frames which offer unique designs, attention to detail and brand-name identification. Hart Schaffner & Marx Eyewear is a mid-high priced line targeted at men desiring quality, comfort and craftsmanship.

  The Company's growth strategy includes: (i) continuing to increase the market penetration of its existing lines of brand-name prescription eyewear; (ii) launching Eddie Bauer Eyewear in the Spring of 1998; (iii) acquiring additional exclusive brand-name licenses to market prescription eyeglass frames; (iv) developing new product lines, which may include expanding the marketing of its own Camelot collection; (v) expanding market penetration of its existing Laura Ashley Sunwear line and acquiring additional exclusive brand-name licenses for sunglass frames; and (vi) continuing to expand its international sales efforts.

                                  THE OFFERING

Common Stock offered by the Company..........  1,600,000 shares
Common Stock offered by the Selling
 Shareholders................................  200,000 shares
Common Stock outstanding after the Offering..  5,200,527 shares (1)
Use of proceeds from sale of Common Stock by
 the Company.................................  To retire existing bank debt; to launch Eddie Bauer Eyewear; and
                                               for working capital and general
                                               corporate purposes. See "Use of
                                               Proceeds."
Nasdaq National Market Symbol................  SEYE

--------
(1) Excludes 600,000 shares of Common Stock available for issuance pursuant to the Company's Stock Plan. See "Management--Stock Plan."

   Except as otherwise noted, all information in this Prospectus assumes no exercise of the Over-Allotment Option or the warrants (the "Representatives' Warrants") granted to the Representatives to purchase up to 180,000 shares of Common Stock at 120% of the initial public offering price, no grant of awards under the Company's 1997 Stock Plan (the "Stock Plan"), the adjustment in 1997 of the outstanding shares of Common Stock to give effect to a 3.175-for-1 stock split (the "Stock Split"), and the change of the status of the Company from an S corporation to a C corporation for income tax purposes. See "Underwriting," "Management--Stock Plan" and "Termination of S Corporation Status."

                             SUMMARY FINANCIAL DATA

  Set forth below are summary data from the Company's statements of income and balance sheets. The following data should be read in conjunction with the Financial Statements and related notes and with "Management's Discussion and Analysis of Results of Operations and Financial Condition" appearing elsewhere in this Prospectus.

                                                                        SIX MONTHS ENDED
                                   YEAR ENDED OCTOBER 31,                   APRIL 30,
                          -----------------------------------------    -------------------
                           1992    1993    1994    1995     1996         1996      1997
                          ------  ------- ------- ------- ---------    --------- ---------
                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF INCOME
 DATA:
Net sales...............  $9,185  $13,858 $20,051 $23,571   $28,280      $13,052   $16,038
Gross profit............   3,383    6,929  10,385  12,582    16,349        7,427     9,406
Total operating
 expenses...............   3,443    6,562   9,079  10,780    14,027(1)     6,033     7,508
Income (loss) from
 operations.............     (60)     367   1,306   1,802     2,322        1,394     1,898
Net income (loss).......    (131)     137   1,107   1,635     2,012        1,233     1,706
Pro forma net income
 (2)....................                      690   1,030     1,265          761     1,030
Pro forma net income per
 share (2)..............                                       0.36         0.22      0.29
Pro forma common shares
 outstanding............                                  3,546,519    3,492,511 3,600,527

                                 AT OCTOBER 31,             AT APRIL 30, 1997
                       ---------------------------------- ----------------------
                        1992   1993   1994   1995   1996  ACTUAL  AS ADJUSTED(3)
                       ------ ------ ------ ------ ------ ------- --------------
                                            (IN THOUSANDS)
BALANCE SHEET DATA:
Current assets.......  $3,261 $4,726 $4,676 $6,462 $8,989 $10,581    $19,137
Total assets.........   3,959  5,247  5,211  7,260 10,293  11,977     20,533
Current liabilities..   3,151  3,792  3,490  4,602  7,207   9,280      4,105
Total liabilities....   3,635  4,686  4,350  5,314  7,364   9,342      4,113
Stockholders'
 equity..............     324    561    861  1,946  2,929   2,635     16,360

--------
(1) Includes $300,000 in compensation expense recognized by the Company in connection with the issuance of 108,016 shares of Common Stock to an executive officer.
(2) The pro forma presentation reflects a provision for income taxes as if the Company had always been a C corporation.
(3) As adjusted to reflect (i) the conversion of the Company from an S corporation to a C corporation, (ii) the sale of 1,600,000 shares of Common Stock offered by the Company by this Prospectus at an assumed initial public offering price of $10.00 per share and the application of the net proceeds from the sale and (iii) payment of a $635,000 dividend before the closing of the Offering (the Company intends to pay additional dividends before the closing of the Offering in an amount equal to the net income of the Company from May 1, 1997 through the closing of the Offering). See "Termination of S Corporation Status."

                                 RISK FACTORS

  In addition to the other information in this Prospectus, prospective investors should carefully consider the following risk factors before purchasing shares of Common Stock offered by this Prospectus.

SUBSTANTIAL DEPENDENCE UPON LAURA ASHLEY LICENSE

  Net sales of Laura Ashley Eyewear accounted for 77.8%, 74.6% and 73.4% of the Company's net sales in fiscal 1995, fiscal 1996 and for the six months ended April 30, 1997, respectively. The Company manufactures Laura Ashley Eyewear through an exclusive license with Laura Ashley entered into in 1991. The Laura Ashley license terminates in 2001, but may be renewed by the Company at least through January 2006 so long as the Company is not in breach of the license agreement and meets certain minimum net sales requirements. Laura Ashley may terminate the license before its term expires if (i) the Company commits a material breach of the license agreement and fails to cure that breach within 30 days after notice is given, (ii) the management or control of the Company passes from Bernard Weiss and Julie Heldman to other parties whom Laura Ashley may reasonably regard as unsuitable, (iii) the Company fails to propose a selection of styles of eyewear which Laura Ashley in exercising good faith is willing to approve for manufacture and distribution, (iv) the Company fails to have net sales of Laura Ashley Eyewear sufficient to generate minimum royalties in each of any two years, (v) the Company is unable to pay its debts in the ordinary course of business or enters into liquidation, becomes bankrupt or insolvent, or is placed in the control of a receiver or trustee, or (vi) the Company in any year fails to spend a specified percentage of net sales of Laura Ashley Eyewear on advertising and promotion. The termination of the Laura Ashley Eyewear license would have a material adverse effect on the Company's business, operating results and financial condition. See "Business-- Products--Laura Ashley Eyewear."

APPROVAL REQUIREMENTS OF BRAND-NAME LICENSORS

  The Company's business is predominantly based on its brand-name licensing relationships. In addition to its licensing relationship with Laura Ashley, the Company licenses the right to use proprietary marks from Hart Schaffner & Marx, Revlon for its Jean Nate brand name, and Eddie Bauer. See "Business-- Products." Each of the Laura Ashley, Hart Schaffner & Marx, Jean Nate and Eddie Bauer licenses requires mutual agreement of the parties for significant matters. Each of these licensors has final approval over all eyeglass frames and other products bearing the licensor's proprietary marks, and the frames must meet the licensor's general design specifications and quality standards. Consequently, each licensor may, in the exercise of its approval rights, delay the distribution of eyeglass frames bearing its proprietary marks. The Company expects that each future license it obtains will contain similar approval provisions. Accordingly, there can be no assurance that the Company will be able to continue to maintain good relationships with each licensor, or that the Company will not be subject to delays resulting from disagreements with, or an inability to obtain approvals from, its licensors. These delays could materially and adversely affect the Company's business, operating results and financial condition.

LIMITATIONS ON ABILITY TO DISTRIBUTE OTHER BRAND-NAME EYEGLASS FRAMES

  Each of the Company's licenses limits the Company's right to market and sell products with competing brand names. The Laura Ashley license prohibits the Company from selling any range of designer eyewear that is similar to Laura Ashley Eyewear in price and any of style, market position and market segment. The Hart Schaffner & Marx license prohibits the Company from marketing and selling another men's brand of eyeglass frames under a well-known fashion name with a wholesale price in excess of $40. The Jean Nate license prohibits the Company from manufacturing and selling eyeglass frames under any brand name primarily known as a cosmetic, toiletry, fragrance or haircare trademark or brand name. The Eddie Bauer license prohibits the Company from entering into license agreements with companies which Eddie Bauer believes are its direct competitors. The Company expects that each future license it obtains will contain some limitations on competition within market segments. The Company's growth, therefore, will be limited to capitalizing on its existing licenses in the prescription eyeglass market, introducing eyeglass frames in other segments of the prescription eyeglass market, and manufacturing and distributing products other than prescription eyeglass frames such as sunglasses. In addition, there can be no assurance that disagreements will not arise between the Company and its licensors regarding whether certain brand-name lines would be prohibited by their respective license agreements. Disagreements with licensors may adversely affect sales of the Company's existing eyeglass frames or prevent the Company from introducing new eyewear products in market segments the Company believes are not being served by its existing products.

DEPENDENCE UPON CONTRACT MANUFACTURERS; FOREIGN TRADE REGULATION

  The Company's frames are manufactured to its specifications by a number of contract manufacturers located outside the United States, principally in Japan, Hong Kong/China, France and Italy. The manufacture of high quality metal frames is a labor-intensive process which can require over 200 production steps (including a large number of quality-control procedures) and from 90 to 180 days of production time. These long lead times increase the risk of overstocking, if the Company overestimates the demand for a new style, or understocking, which can result in lost sales if the Company underestimates demand for a new style. While a number of contract manufacturers exist throughout the world, there can be no assurance that an interruption in the manufacture of the Company's eyeglass frames will not occur. An interruption occurring at one manufacturing site that requires the Company to change to a different manufacturer could cause significant delays in the distribution of the styles affected. This could cause the Company to miss delivery schedules for these styles, which could materially and adversely affect the Company's business, operating results and financial condition. See "Business-- Manufacturing."

  In addition, the purchase of goods manufactured in foreign countries is subject to a number of risks, including foreign exchange rate fluctuations, economic disruptions, transportation delays and interruptions, increases in tariffs and duties, changes in import and export controls and other changes in governmental policies. For frames purchased other than from Hong Kong/China manufacturers, the Company pays for its frames in the currency of the country in which the manufacturer is located and thus the costs (in United States dollars) of the frames vary based upon currency fluctuations. Increases and decreases in costs (in United States dollars) resulting from currency fluctuations generally do not affect the price at which the Company sells its frames, and thus currency fluctuations can impact the Company's gross margin and results of operations.

  In fiscal 1996, approximately 40% of the Company's eyeglass frames were manufactured by companies headquartered in Hong Kong that have manufacturing facilities in China. Effective July 1, 1997, the exercise of sovereignty over the British Crown Colony of Hong Kong was transferred from the United Kingdom to China pursuant to a treaty between the two countries, and Hong Kong became a part of China. Any political or economic disruptions in Hong Kong or China may force the Company to manufacture its eyeglass frames in other countries which could increase frame costs. The Company is uncertain as to the impact that the change in government will have on its business operations in Hong Kong. Further, China currently enjoys Most Favored Nation trading status with the United States. Under the Trade Act of 1974, the President of the United States is authorized, upon making specific findings, to waive certain restrictions that would render China ineligible for Most Favored Nation treatment. The President has waived these provisions every year since 1979. China's Most Favored Nation status presently extends until July 1998. No assurance can be given that China will continue to enjoy Most Favored Nation status in the future. Any legislation or administrative action by the United States government that revokes or places further conditions on China's Most Favored Nation status, or otherwise limits imports of Chinese eyeglass frames into the United States, could, if enacted, have a material adverse effect on the Company's business, operating results and financial condition.

MANAGEMENT'S DISCRETION AS TO USE OF PROCEEDS

  The Company's management will have broad discretion as to the application of the net proceeds to the Company from the sale of Common Stock offered by the Company by this Prospectus. The net proceeds to the Company are estimated to be approximately $14.4 million. The Company expects to use approximately $7.5 million of the net proceeds to repay all bank debt existing at the closing of the Offering, approximately $2.5 million to launch the Eddie Bauer Eyewear line, and the balance for working capital and general corporate purposes. The Company may change the allocation of these proceeds in response to developments in the manufacturing and retail industries and changes in the Company. See "Use of Proceeds."

SUCCESSFUL LAUNCH OF EDDIE BAUER EYEWEAR

  The Company intends to use approximately $2.5 million of the net proceeds from the Offering to develop and introduce the Company's Eddie Bauer Eyewear line. It is expected that certain members of the Company's management and of its design and marketing teams will devote considerable time towards introducing this new line. There can be no assurance that the Company will be able to introduce Eddie Bauer Eyewear at the budgeted price or through the Company's existing distribution channels, or that the introduction of Eddie Bauer Eyewear will occur when planned. Furthermore, once Eddie Bauer Eyewear is released, there can be no assurance of its acceptance by the market.

RELATIONSHIPS WITH DOMESTIC DISTRIBUTORS

  The Company distributes its eyeglass frames to independent optical retailers in the United States (other than California) largely through distributors who sell competing lines of eyeglass frames. Although the Company believes that its distributors currently devote a great deal of time and resources to promoting the Company's products, there can be no assurance that these distributors will continue to do so. The Company does not have written agreements with its domestic distributors except for written understandings not to resell or divert Laura Ashley Eyewear through unauthorized channels of distribution, and not to expand the territories in which they sell the Company's products without the Company's prior consent. Accordingly, the Company's domestic distributors may spend an increased amount of effort and resources marketing competing products, and may terminate their relationships with the Company at any time without penalty. There can be no assurance that the informal nature of the Company's relationships with its domestic distributors will not lead to disagreements between the Company and its distributors or between the distributors themselves, which could have a material adverse impact on the Company's business, operating results and financial condition. See "Business--Distribution."

INTERNATIONAL SALES

  International sales accounted for approximately 9.0%, 8.8% and 9.5% of the Company's net sales in fiscal 1995, fiscal 1996, and the six months ended April 30, 1997, respectively. These sales were primarily in England, Canada, Australia, New Zealand, France and the Netherlands. The Company's international business is subject to numerous risks, including the need to comply with export and import laws, changes in export or import controls, tariffs and other regulatory requirements, the imposition of governmental controls, political and economic instability, trade restrictions, the greater difficulty of administering business overseas and general economic conditions. Although the Company's international sales are principally in United States dollars, sales to international customers may also be affected by changes in demand resulting from fluctuations in interest and currency exchange rates. There can be no assurance that these factors will not have a material adverse effect on the Company's business, operating results and financial condition.

QUARTERLY AND SEASONAL FLUCTUATIONS

  The Company's results of operations have fluctuated from quarter to quarter and the Company expects these fluctuations to continue in the future. Historically, the Company's net sales in the quarter ending January 31 (its first quarter) have been lower than net sales in other fiscal quarters. The Company attributes lower net sales in the first fiscal quarter in part to low consumer demand for prescription eyeglasses during the holiday season and year-end inventory adjustments by distributors and independent optical retailers. A factor which may significantly influence results of operations in a particular quarter is the introduction of a brand-name collection, which results in disproportionate levels of selling expenses due to additional advertising, promotions, catalogs and in-store displays. Introduction of a new brand may also generate a temporary increase in sales due to initial stocking by retailers. Other factors which can influence the Company's results of operations include customer demand, the mix of distribution channels through which the eyeglass frames are sold, the mix of eyeglass frames sold, product returns, delays in shipment and general economic conditions. See "Management's Discussion and Analysis of Results of Operations and Financial Condition-- Quarterly and Seasonal Fluctuations."

PRODUCT RETURNS

  The Company has a product return policy which it believes is standard in the optical industry. Under that policy, the Company generally accepts returns of non-discontinued product for credit, upon presentment and without charge. According to the 1996 U.S. Optical Industry Handbook, the existence of this policy in the optical business has led to some companies having return rates as high as 20%. While the Company's product returns for fiscal 1995 and fiscal 1996 amounted to 11.6% and 12.1% of gross sales (sales before returns), respectively, and while the Company maintains reserves for product returns which it considers adequate, the possibility exists that the Company could experience returns at a rate significantly exceeding its historical levels, which could have a material adverse impact on the Company's business, operating results and financial condition.

AVAILABILITY OF VISION CORRECTION ALTERNATIVES

  The Company's future success could depend to a significant extent on the availability and acceptance by the market of vision correction alternatives to prescription eyeglasses, such as contact lenses and refractive (optical) surgery. While the Company does not believe that contact lenses, refractive surgery or other vision correction alternatives materially and adversely impact its business at present, there can be no assurance that technological advances in, or reductions in the cost of, vision correction alternatives will not occur in the future, resulting in their more widespread use. Increased use of vision correction alternatives could result in decreased use of the Company's eyewear products, which would have a material adverse impact on the Company's business, operating results and financial condition.

ACCEPTANCE OF EYEGLASS FRAMES; UNPREDICTABILITY OF DISCRETIONARY CONSUMER
SPENDING

  The Company's success will depend to a significant extent on the market's acceptance of the Company's brand-name eyeglass frames. If the Company is unable to develop new, commercially successful styles to replace revenues from older styles in the later stages of their life cycles, the Company's business, operating results and financial condition could be materially and adversely affected. The Company's future growth will depend in part upon the effectiveness of the Company's marketing and sales efforts as well as the availability and acceptance of other competing eyeglass frames released into the market place at or near the same time, the availability of vision correction alternatives, general economic conditions and other tangible and intangible factors, all of which can change and cannot be predicted.

  The Company's success also will depend to a significant extent upon a number of factors relating to discretionary consumer spending, including the trend in managed health care to allocate fewer dollars to the purchase of eyeglass frames, and general economic conditions affecting disposable consumer income, such as employment business conditions, interest rates and taxation. Any significant adverse change in general economic conditions or uncertainties regarding future economic prospects that adversely affect discretionary consumer spending generally, and purchasers of prescription eyeglass frames specifically, could have a material adverse effect on the Company's business, operating results and financial condition.

COMPETITION

  The markets for prescription eyewear are intensely competitive. There are thousands of styles, including hundreds with brand names. At retail, the Company's eyewear styles compete with styles that do and do not have brand names, styles in the same price range, and styles with similar design concepts. To obtain board space at an optical retailer, the Company competes against many companies, both foreign and domestic, including Luxottica Group S.p.A. (operating in the United States through a number of its subsidiaries), Safilo Group S.p.A. (operating in the United States through a number of its subsidiaries) and Marchon Eyewear, Inc. Signature's largest competitors have significantly greater financial, technical, sales, manufacturing and other resources than the Company. They also employ direct sales forces that are significantly larger than the Company's, and are thus able to realize a higher gross profit margin. At the distributor level, sales representatives often carry many lines of eyewear, and the Company must vie for their attention. At the major retail chains, the Company competes not only against other eyewear suppliers, but also against the chains themselves, which license some of their own brand names for design, manufacture and sale in their own stores. Luxottica, one of the largest eyewear companies in the world, is vertically integrated in that it manufactures frames, distributes them through direct sales forces in the United States and throughout the world, and owns LensCrafters, one of the largest United States retail optical chains.

  The Company competes in its target markets through the quality of the brand names it licenses, its marketing, merchandising and sales promotion programs, the popularity of its frame designs, the reputation of its styles for quality, and its pricing policies. There can be no assurance that the Company will be able to compete successfully against current or future competitors or that competitive pressures faced by the Company will not materially and adversely affect its business, operating results and financial condition. See "Business--Competition."

DEPENDENCE ON KEY PERSONNEL

  The Company's success has and will continue to depend to a significant extent upon its executive officers, including Bernard Weiss (Chief Executive Officer), Julie Heldman (President), Michael Prince (Chief Financial Officer), Robert Fried (Senior Vice President of Marketing) and Robert Zeichick (Vice President of Advertising and Sales Promotion). The loss of the services of one or more of these key employees could have a material adverse effect on the Company. The Company has entered into employment agreements with each of Ms. Heldman and Messrs. Weiss, Prince, Fried and Zeichick, all effective as of the closing of the Offering, pursuant to which they have agreed to render services to the Company until October 31, 2000. See "Management--Employment Agreements." The Company maintains and is the sole beneficiary of "key person" life insurance on Ms. Heldman and Messrs. Weiss, Prince, Fried and Zeichick in the amount of $1,500,000 each. In the event of the death of an executive officer, a portion of the proceeds of the applicable policy would be used to pay the Company's obligation under the officer's employment agreement (see "Management--Employment Agreements with Executive Officers"). There can be no assurance that the remaining proceeds of these policies will be sufficient to offset the loss to the Company due to the death of that executive officer. In addition, the Company's future success will depend in large part upon its ability to attract, retain and motivate personnel with a variety of creative, technical and managerial skills. There can be no assurance that the Company will be able to retain and motivate its personnel or attract additional qualified members to its management staff. The inability to attract and retain the necessary managerial personnel could have a material adverse effect on the Company's business, operating results and financial condition. See "Management."

MANAGEMENT OF GROWTH

  The Company has grown rapidly in recent years, with net sales increasing from $9.2 million in fiscal 1992 to $28.3 million in fiscal 1996, and the number of employees increasing from 41 at November 1, 1992 to 101 at April 30, 1997. The Company's growth has placed substantial burdens on its management resources, and as a result of its growth, the Company has made additions to its management team. Additionally, the Company plans to expand its operations by introducing Eddie Bauer Eyewear in the Spring of 1998. The Company's ability to manage its growth effectively will require it to continue to improve its operational, financial and management information systems and controls and to train, motivate and manage a larger number of employees. There can be no assurance that the Company will be able to sustain its historic rate of revenue growth, continue its profitable operations or manage future growth successfully. See "Management's Discussion and Analysis of Results of Operations and Financial Condition."

CONTROL BY DIRECTORS AND EXECUTIVE OFFICERS

  Immediately following the Offering, the directors and executive officers of the Company will own approximately 59.0% of the Company's outstanding shares (approximately 54.8% assuming the full exercise of the Over-Allotment Option). As a result, the directors and executive officers will be able to control the Company and its operations, including the approval of significant corporate transactions and the election of at least a majority of the Company's Board of Directors and thus the policies of the Company. The voting power of the directors and executive officers could also serve to discourage potential acquirors from seeking to acquire control of the Company through the purchase of the Common Stock, which might depress the price of the Common Stock. See "Management," "Principal and Selling Shareholders" and "Description of Capital Stock."

NO DIVIDENDS ANTICIPATED

  After the consummation of the Offering, the Company does not currently intend to declare or pay any cash dividends and intends to retain earnings, if any, for the future operation and expansion of the Company's business. See "Dividend Policy."

IMMEDIATE AND SUBSTANTIAL DILUTION

  The proposed initial public offering price is substantially higher than the book value per outstanding share of Common Stock. Specifically, investors will sustain immediate dilution of $6.85 per share based on the net tangible book value of the Company at April 30, 1997 of $0.73 per share. Investors in the Offering therefore will bear a disproportionate part of the financial risk associated with the Company's business while effective control will remain with the Company's directors and executive officers. See "Dilution" and "Principal and Selling Shareholders."

ABSENCE OF PRIOR PUBLIC MARKET; POSSIBLE VOLATILITY OF STOCK PRICE; ARBITRARY DETERMINATION OF OFFERING PRICE

  Prior to the Offering, there has been no public market for the Common Stock. Although the Common Stock has been approved for quotation on the Nasdaq National Market, there can be no assurance that an active trading market for the Common Stock will develop as a result of the Offering or, if a trading market does develop, that it will continue. In the absence of such a market, investors may be unable readily to liquidate their investment in the Common Stock. The trading price of the Common Stock could be subject to wide fluctuations in response to quarter to quarter variations in operating results, news announcements relating to the Company's business (including new product introductions by the Company or its competitors), changes in financial estimates by securities analysts, the operating and stock price performance of other companies that investors may deem comparable to the Company as well as other developments affecting the Company or its competitors. In addition, the market for equity securities in general has been volatile and the trading price of the Common Stock could be subject to wide fluctuations in response to general market trends, changes in general conditions in the economy, the financial markets or the manufacturing or retail industries and other factors which may be unrelated to the Company's performance. The public offering price of the shares of Common Stock has been determined by negotiations between the Company and the Representatives and does not necessarily bear any relationship to the Company's book value, assets, past operating results, financial condition or any other established criteria of value. There can be no assurance that the shares offered by this Prospectus will trade at market prices in excess of the initial public offering price. See "Underwriting."

SHARES ELIGIBLE FOR FUTURE SALE

  Future sales of Common Stock by existing shareholders could adversely affect the prevailing market price of the Common Stock and the Company's ability to raise capital. Upon completion of the Offering, the Company will have 5,200,527 shares of Common Stock outstanding. Of those shares, the 1,800,000 shares of Common Stock offered by this Prospectus will be freely tradeable without restriction or further registration under the Securities Act, unless purchased by "affiliates" of the Company as that term is defined in Rule 144 ("Rule 144") under the Securities Act of 1933, as amended (the "Securities Act"). The remaining 3,400,527 shares of Common Stock outstanding are "restricted securities," as that term is defined by Rule 144. Under lock-up agreements with Fechtor, Detwiler & Co., Inc. ("Fechtor Detwiler"), each existing shareholder has agreed that he or it will not, directly or indirectly, sell, assign or otherwise transfer any shares of Common Stock owned by him or it for a period of 360 days after the date of this Prospectus, except with Fechtor Detwiler's prior written consent and except that each shareholder may transfer up to 104,000 shares in the aggregate after 180 days following the date of this Prospectus. Once the lock-up agreements expire, all of the 3,400,527 shares of Common Stock will become eligible for immediate sale, subject to compliance with the volume limitations of Rule 144 by holders of 3,070,677 of these shares. See "Shares Eligible for Future Sale" and "Underwriting."

  The Company intends to file a registration statement under the Securities Act to register the 600,000 shares of Common Stock authorized for issuance pursuant to the Stock Plan. See "Management--Stock Plan." This registration statement will become effective immediately upon filing.

  The availability for sale, as well as actual sales, of currently outstanding shares of Common Stock, and shares of Common Stock issuable pursuant to the Stock Plan, may depress the prevailing market price for the Common Stock and could adversely affect the terms upon which the Company would be able to obtain additional equity financing.

POSSIBLE ANTI-TAKEOVER EFFECTS

  The Company's Board of Directors has the authority to issue up to 5,000,000 shares of Preferred Stock and to determine the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by the shareholders. The Preferred Stock could be issued with voting, liquidation, dividend and other rights superior to those of the Common Stock. Following the Offering, no shares of Preferred Stock of the Company will be outstanding, and the Company has no present intention to issue any shares of Preferred Stock. However, the rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. The issuance of Preferred Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company, which may depress the market value of the Common Stock. See "Description of Capital Stock--Preferred Stock." In addition, each of the Laura Ashley, Hart Schaffner & Marx, Jean Nate and Eddie Bauer licenses allows the licensor to terminate its license upon certain events which under the license are deemed to result in a change in control of the Company. See "--Substantial Dependence Upon Laura Ashley License," and "Business--Products." The licensors' rights to terminate their licenses upon a change in control of the Company could have the effect of discouraging a third party from acquiring or attempting to acquire a controlling portion of the outstanding voting stock of the Company and could thereby depress the market value of the Common Stock.

ELIMINATION OF CUMULATIVE VOTING

  The Articles of Incorporation of the Company provide that at such time as the Company has 800 or more holders of its Common Stock as of the record date of the Company's most recent annual meeting of shareholders, the cumulative voting rights of shareholders will cease. This will have the effect of making it more difficult for minority shareholders to obtain representation on the Board of Directors.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

  This Prospectus includes "forward-looking statements." All statements other than statements of historical fact included in this Prospectus, including, without limitation, the statements under "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Results of Operations and Financial Condition" and "Business," regarding the Company's strategies, plans, objectives and expectations; the Company's ability to design, develop, import and market eyewear products; the ability of the Company's eyewear products to maintain commercial acceptance; the Company's ability to successfully introduce new brands or products; the anticipated growth of its target markets; its future operating results; and other matters are all forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable at this time, it can give no assurance that those expectations will prove to be correct. Important factors that could cause actual results to differ materially from the Company's expectations are set forth in these "Risk Factors," as well as elsewhere in this Prospectus. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these "Risk Factors."

                                  THE COMPANY

  The Company was incorporated in California in 1983 as USA Optical Distributors, Inc. ("USA Optical"). USA Optical began as a distributor of high-quality selections of brand-name eyeglass frames. Those frames were designed and imported by other eyeglass frame manufacturers and suppliers, purchased by USA Optical and sold directly to optical retailers. In 1986, USA Optical began designing its own eyeglass frames and contracting with overseas manufacturers for the manufacture of the frames.

  In 1988, Bernard Weiss and Julie Heldman, principal shareholders and directors of Signature and the Chief Executive Officer and President, respectively, formed Optical Surplus, Inc. ("Optical Surplus"). Optical Surplus acquires eyeglass frame close-outs and sells them at a discount directly to optical retailers throughout the United States. Optical Surplus was merged into USA Optical in 1991, and the Company's name was changed to Signature Eyewear, Inc. shortly thereafter. USA Optical and Optical Surplus are now divisions of Signature and complement the Company's primary business of designing, marketing and distributing brand-name eyeglass frames.

  The Company's executive offices are located at 498 North Oak Street, Inglewood, California 90302, and its telephone number is (310) 330-2700.

                      TERMINATION OF S CORPORATION STATUS

  The Company has been treated as an S Corporation since 1990. As a result, through the date immediately preceding the termination of its S Corporation status (the "Termination Date"), its earnings have been and will be taxed for federal income tax purposes directly to the holders of the Common Stock, rather than to the Company. Other than a tax imposed on S Corporations by the State of California (currently 1.5% of taxable income), state income taxes on earnings also have been the responsibility of the Company's shareholders. The Termination Date will occur immediately before the closing of the Offering. On the Termination Date, the Company will become subject to federal and state corporate income taxes. See Note 1 of Notes to Financial Statements.

  The Company paid an aggregate of $4,685,000 in dividends to its shareholders from November 1, 1993 through April 30, 1997. These dividends were paid to the shareholders to pay their income taxes and as a return of their investment. Before the closing of the Offering, the Company intends to pay dividends to the shareholders equal to $635,000 plus an amount equal to the Company's net income from May 1, 1997 through the Termination Date.

  Before the Offering, the Company and the shareholders at the time of the Offering (the "Existing Shareholders") will enter into a tax indemnification agreement (the "Tax Agreement"). The Tax Agreement is intended to assure that taxes are borne by the Company on the one hand and the Existing Shareholders on the other only to the extent that the parties received the related income. The Tax Agreement generally provides that, if an adjustment is made to the taxable income of the Company for a year in which it was treated as an S Corporation, the Company will indemnify the Existing Shareholders and the Existing Shareholders will indemnify the Company against any increase in the indemnified party's income tax liability (including interest and penalties and related costs and expenses) for any tax year to the extent the increase results in a related decrease in the income tax liability of the indemnifying party for that year. The Company will also indemnify the Existing Shareholders for all taxes imposed upon them as the result of their receipt of an indemnification payment under the Tax Agreement. Any payment made by the Company to the Existing Shareholders under the Tax Agreement may be considered by the Internal Revenue Service or state taxing authorities to be non-deductible by the Company for income tax purposes.

                                CAPITALIZATION

  The following table sets forth the short term debt and the capitalization of the Company at April 30, 1997 and as adjusted after giving effect to (i) the sale of the 1,600,000 shares of Common Stock offered by the Company by this Prospectus (at an assumed initial public offering price of $10.00 per share) and application of the net proceeds from the sale (see "Use of Proceeds") and
(ii) the payment of a dividend equal to $635,000 before the closing of the Offering. This does not include additional dividends to be paid by the Company before the closing of the Offering in an amount equal to the net income of the Company from May 1, 1997 through the Termination Date. See "Termination of S Corporation Status."

                                                             AT APRIL 30, 1997
                                                             ------------------
                                                             ACTUAL AS ADJUSTED
                                                             ------ -----------
                                                               (IN THOUSANDS)
Short-term debt............................................. $5,167   $     0
                                                             ======   =======
Long-term debt, less current portion........................     62         0
                                                             ------   -------
Stockholders' equity:
  Preferred Stock, $0.001 par value; 5,000,000 shares
   authorized; no shares outstanding........................      0         0
  Common Stock, $0.001 par value; 30,000,000 shares
   authorized; 3,600,527 shares outstanding; 5,200,527
   shares outstanding as adjusted...........................      8        10
  Paid-in capital...........................................    413    14,771
  Retained earnings.........................................  2,214     1,579
                                                             ------   -------
    Total stockholders' equity..............................  2,635    16,360
                                                             ------   -------
      Total capitalization.................................. $2,697   $16,360
                                                             ======   =======

                                USE OF PROCEEDS

  The net proceeds to the Company from its sale of the 1,600,000 shares of Common Stock offered by this Prospectus (at an assumed initial public offering price of $10.00 per share), after deducting the estimated underwriting discounts and offering expenses, are estimated to be approximately $14.4 million ($15.0 million if the Over-Allotment Option is exercised in full).

  The Company expects to use approximately $7.5 million of the net proceeds to repay all bank debt existing at the closing of the Offering. At April 30, 1997, the bank debt consisted of (i) $4,625,000 in loans under the Company's revolving line of credit with interest rates ranging from 8.375% to 9.25%, and
(ii) three installment loans totaling $604,000, maturing at various times in 1997 and 1998 and bearing interest at a weighted average rate of 9.11% per annum. Subsequent to April 30, 1997 and before the closing of the Offering, the Company will borrow an additional amount equal to approximately $2,250,000 for working capital purposes and shareholder distributions. The Company intends to use approximately $2.5 million of the net proceeds to launch the Eddie Bauer Eyewear collection which the Company expects to release in the Spring of 1998. The balance of the net proceeds will be used for working capital and general corporate purposes.

  The Company intends to maintain flexibility in the use of the proceeds of the Offering (other than amounts to retire existing bank debt). The amounts actually expended for each use of the proceeds, if any, are at the discretion of the Company and may vary significantly depending upon a number of factors, including requirements for launching new product lines, marketing, advertising and working capital to support growth. Accordingly, management reserves the right to reallocate the proceeds of the Offering as it deems appropriate. The Company may also use a portion of the net proceeds to acquire businesses, products or proprietary rights; however, the Company currently has no commitments or agreements relating to any of these types of transactions other than those disclosed in this Prospectus. Until the net proceeds of the Offering are used, the Company intends to invest them in United States government securities, short-term certificates of deposit, money market funds or other short-term interest bearing investments.

                                   DILUTION

  The net tangible book value of the Common Stock as of April 30, 1997 was $2,635,000 or $0.73 per share. Net tangible book value per share is equal to the total tangible assets of the Company, less total liabilities, divided by the number of shares of Common Stock outstanding. After giving effect to the sale of 1,600,000 shares of Common Stock offered by the Company by this Prospectus and the application of the net proceeds from the sale (at an assumed initial public offering price of $10.00 per share, after deducting (i) the underwriting discount, and (ii) estimated offering expenses of $520,000), the net tangible book value of the Company as of April 30, 1997 would have been approximately $16,360,000 or $3.15 per share. This represents an immediate increase in net tangible book value of $2.60 per share to the Existing Shareholders and an immediate dilution of $6.85 per share to new shareholders purchasing shares in the Offering. The following table illustrates this per share dilution:

   Assumed initial public offering price.......................         $10.00
     Net tangible book value per share as of April 30, 1997.... $ 0.73
     Decrease attributable to dividends (1)....................  (0.18)
     Increase per share attributable to new shareholders.......   2.60
                                                                ------
   Pro forma net tangible book value per share as of April 30,
    1997 after the Offering....................................           3.15
                                                                        ------
   Dilution per share to new shareholders......................         $ 6.85
                                                                        ======

--------
(1) Based on a $635,000 dividend which will be paid before the closing of the Offering. Does not include additional dividends which will be paid before the closing of the Offering in an amount equal to the net income of the Company from May 1, 1997 through the Termination Date. See "Termination of S Corporation Status."

  The following table summarizes, for Existing Shareholders and new investors, a comparison of the number of shares of Common Stock acquired from the Company, the percentage ownership of those shares, the total consideration, the percentage of total consideration and the average price per share.

                                 SHARES OF COMMON
                                  STOCK ACQUIRED   TOTAL CONSIDERATION  AVERAGE
                                 ----------------- -------------------   PRICE
                                  NUMBER   PERCENT   AMOUNT    PERCENT PER SHARE
                                 --------- ------- ----------- ------- ---------
Existing Shareholders........... 3,600,527  69.2%  $   401,000   2.4%   $ 0.11
New investors................... 1,600,000  30.8    16,000,000  97.6    $10.00
                                 --------- ------  ----------- ------
                                 5,200,527 100.0%  $16,401,000 100.0%
                                 ========= ======  =========== ======

  The foregoing tables and calculations assume no exercise of the Over-Allotment Option.

                                DIVIDEND POLICY

  The Company does not currently intend to pay dividends on its Common Stock following the Offering and plans to follow a policy of retaining earnings to finance the growth of its business. Any future determination to pay dividends will be at the discretion of the Company's Board of Directors and will depend on the Company's results of operations, financial condition, contractual and legal restrictions and other factors deemed relevant by the Board of Directors at that time.

                            SELECTED FINANCIAL DATA

  The following table sets forth selected financial data for the Company for the periods and as of the dates indicated. The statement of income data for each of the three years ended October 31, 1994, 1995 and 1996, and the balance sheet data as of October 31, 1995 and 1996 are derived from the financial statements and related notes audited by Altschuler, Melvoin and Glasser LLP, independent public accountants, as set forth in their report included elsewhere in this Prospectus. The statement of income data for the six-month periods ended April 30, 1996 and 1997, and the balance sheet data as of April 30, 1997, are derived from unaudited financial statements of the Company prepared on the same basis as the audited financial statements and, in the opinion of management, include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the Company's financial position and results of operations. The results of operations for an interim period are not necessarily indicative of results to be expected for a full year. The following data should be read in conjunction with the Financial Statements and related notes and with "Management's Discussion and Analysis of Results of Operations and Financial Condition" appearing elsewhere in this Prospectus.

                           YEAR ENDED OCTOBER 31,        SIX MONTHS ENDED APRIL 30,
                          ---------------------------    --------------------------
                           1994     1995      1996           1996           1997
                          -------  -------  ---------    -------------  -------------
                                  (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF INCOME
 DATA:
Net sales...............  $20,051  $23,571    $28,280          $13,052        $16,038
Cost of sales...........    9,666   10,989     11,931            5,625          6,632
                          -------  -------  ---------    -------------  -------------
Gross profit............   10,385   12,582     16,349            7,427          9,406
                          -------  -------  ---------    -------------  -------------
Operating expenses:
  Selling...............    5,855    6,510      8,328            3,682          4,701
  General and
   administrative.......    3,224    4,035      5,612(1)         2,302          2,807
  Relocation expense....        0      235         87               49              0
                          -------  -------  ---------    -------------  -------------
    Total operating
     expenses...........    9,079   10,780     14,027            6,033          7,508
                          -------  -------  ---------    -------------  -------------
Income from operations..    1,306    1,802      2,322            1,394          1,898
Other expense, net......     (198)    (166)      (309)            (160)          (191)
                          -------  -------  ---------    -------------  -------------
Income before pro forma
 provision for income
 taxes..................    1,108    1,636      2,013            1,234          1,707
Pro forma provision for
 income taxes(2)........      418      606        748              473            677
                          -------  -------  ---------    -------------  -------------
Pro forma net
 income(2)..............     $690   $1,030     $1,265             $761         $1,030
                          =======  =======  =========    =============  =============
Pro forma net income per
 share(2)...............                        $0.36            $0.22          $0.29
                                            =========    =============  =============
Pro forma common shares
 outstanding............                    3,546,519        3,492,511      3,600,527
                                            =========    =============  =============
Supplementary pro forma
 net income per
 share(3)...............                        $0.37                           $0.28
                                            =========                   =============
Supplementary pro forma
 common shares
 outstanding(3).........                    3,892,847                       4,126,448
                                            =========                   =============

                                                   AT OCTOBER 31,
                                                  ----------------- AT APRIL 30,
                                                    1995     1996       1997
                                                  -------- -------- ------------
                                                          (IN THOUSANDS)
BALANCE SHEET DATA:
Current assets...................................   $6,462   $8,989    $10,581
Total assets.....................................    7,260   10,293     11,977
Current liabilities..............................    4,602    7,207      9,280
Total liabilities................................    5,314    7,364      9,342
Stockholders' equity.............................    1,946    2,929      2,635

-------
(1) Includes $300,000 in compensation expense recognized by the Company in connection with the issuance of 108,016 shares of Common Stock to an executive officer.
(2) The pro forma presentation reflects a provision for income taxes as if the Company had always been a C corporation.

(3) Supplementary per share amounts are adjusted to reflect the repayment of debt and related reduction of interest expense as if the debt was repaid on November 1, 1995 and 1996. The number of shares required to be issued, assuming a $10.00 price per share, have been added to the number of common shares outstanding for the period.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 RESULTS OF OPERATIONS AND FINANCIAL CONDITION

  The following discussion and analysis should be read in connection with the Company's Financial Statements and the notes thereto and other financial information included elsewhere in this Prospectus.

OVERVIEW

  The Company derives revenues primarily through the sale of brand-name eyeglass frames, including Laura Ashley Eyewear, Hart Schaffner & Marx Eyewear and Jean Nate Eyewear. The Company also has a division which distributes prescription eyeglass frames under the Company's own Camelot brand and a division which sells brand-name close-outs at discounted prices. In June 1997, the Company acquired an exclusive license from Eddie Bauer to market a collection of men's and women's prescription eyewear under the Eddie Bauer brand name. The Company anticipates spending approximately $2.5 million to launch the Eddie Bauer Eyewear collection in the Spring of 1998.

  The Company's revenues have grown from $9.2 million in fiscal 1992 to $28.3 million in fiscal 1996. Since 1993, the Laura Ashley Eyewear collection has been the leading source of revenue for the Company. Net sales of Laura Ashley Eyewear accounted for 77.8%, 74.6%, and 73.4% of the Company's net sales during fiscal 1995, fiscal 1996, and the six months ended April 30, 1997, respectively. While the Company continues to reduce its dependence on the Laura Ashley Eyewear line through the development of other brand names and additional product offerings, the Company expects this line to continue to be the Company's leading source of revenue for the foreseeable future. See "Risk Factors--Substantial Dependence Upon Laura Ashley License."

  The Company's cost of sales consists primarily of payments to foreign contract manufacturers who produce frames to the Company's specifications. The complete development cycle for a new frame design typically takes approximately twelve months from the initial design concept to the release. Generally, at least six months are required to complete the initial manufacturing process. For frames purchased other than from Hong Kong/China manufacturers, the Company pays for its frames in the currency of the country in which the manufacturer is located and thus the costs (in United States dollars) of the frames vary based upon currency fluctuations. Increases and decreases in costs (in United States dollars) resulting from currency fluctuations generally do not affect the price at which the Company sells its frames, and thus currency fluctuation can impact the Company's gross margin.

  In 1994, the Company recognized that it was dependent on frame manufacturers located in Japan. Starting in 1995, the Company implemented a program to reduce that dependence by purchasing an increasing percentage of its frames from manufacturers located in other countries, particularly in Hong Kong/China and to a lesser extent in France and Italy. The use of Hong Kong/China manufacturers has also reduced the Company's average frame cost, which has increased the Company's gross margin.


EFFECT OF CHANGE IN FORM FROM AN S CORPORATION TO A C CORPORATION

  As a result of the Offering, the Company will be required to change in form from an S Corporation to a C Corporation, which will affect its operations and financial condition by increasing the level of federal and state income taxes. As such, the change in form will affect the net income and the cash flows of the Company.

  As an S Corporation, the Company's income, whether or not distributed, was taxed at the shareholder level for federal and state income tax purposes. In addition, for California franchise tax purposes, S Corporations were taxed at 2.5% of taxable income through 1993 and 1.5% of taxable income in 1994, 1995 and 1996, net of income tax credits under the Los Angeles Revitalization Zone Act. Currently, the highest federal tax rate for C Corporations is 38% (although the majority of the taxable income is taxed at 35%) and the corporate tax rate in California is 9.3%. The pro forma provision for income taxes in the statement of income data included elsewhere in this Prospectus shows results as if the Company had always been a C Corporation and had adopted Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes".

RESULTS OF OPERATIONS

  The following table sets forth for the periods indicated selected statements of income data shown as a percentage of net sales. Pro forma operating results reflect adjustments to the historical operating results for federal and state income taxes as if the Company had been taxed as a C Corporation rather than an S Corporation.

                                                                SIX MONTHS
                                   YEAR ENDED OCTOBER 31,     ENDED APRIL 30,
                                   -------------------------  ----------------
                                    1994     1995     1996     1996     1997
                                   -------  -------  -------  -------  -------
Net sales........................    100.0%   100.0%   100.0%   100.0%   100.0%
Cost of sales....................     48.2     46.6     42.2     43.1     41.3
                                   -------  -------  -------  -------  -------
Gross profit.....................     51.8     53.4     57.8     56.9     58.7
                                   -------  -------  -------  -------  -------
Operating expenses:
  Selling........................     29.2     27.6     29.4     28.2     29.3
  General and administrative.....     16.1     17.1     19.9     17.6     17.5
  Relocation expense.............        0      1.0      0.3      0.4        0
                                   -------  -------  -------  -------  -------
    Total operating expenses.....     45.3     45.7     49.6     46.2     46.8
                                   -------  -------  -------  -------  -------
Income from operations...........      6.5      7.7      8.2     10.7     11.9
                                   -------  -------  -------  -------  -------
Other expense, net...............     (1.0)    (0.7)    (1.1)    (1.2)    (1.2)
                                   -------  -------  -------  -------  -------
Income before pro forma provision
 for income taxes................      5.5      7.0      7.1      9.5     10.7
Pro forma provision for income
 taxes...........................      2.1      2.6      2.6      3.6      4.2
                                   -------  -------  -------  -------  -------
Pro forma net income.............      3.4%     4.4%     4.5%     5.9%     6.5%
                                   =======  =======  =======  =======  =======

 Comparison of Six Months Ended April 30, 1997 to Six Months Ended April 30,
1996

  Net Sales. Net sales increased by 23% from $13,052,000 in the six months ended April 30, 1996 (the "1996 period") to $16,038,000 in the six months ended April 30, 1997 (the "1997 period"). This increase in net sales was due principally to an increase of $1,801,000 in net sales of Laura Ashley Eyewear and net sales of $938,000 of Hart Schaffner & Marx Eyewear (which was introduced in the fourth quarter of fiscal 1996). The increase in Laura Ashley net sales was due principally to an increase in unit sales. Net sales also increased as a result of the Company's decision in March 1996 to sell directly to independent optical retailers in California through its own sales representatives, rather than through a distributor, which resulted in a higher sales price per frame.

  Gross Profit. Gross profit increased from $7,427,000 in the 1996 period to $9,406,000 in the 1997 period. This increase was due to an increase in net sales and to an increase in the gross margin from 56.9% in the 1996 period to 58.7% in the 1997 period. This increase was due principally to lower average frame costs resulting from the Company's continued shift to lower cost frame manufacturers and to favorable currency fluctuations.

  Operating Expenses. Operating expenses increased 24% from $6,033,000 in the 1996 period to $7,508,000 in the 1997 period, which included an increase of $1,019,000 or 28% in selling expenses and an increase of $505,000 or 22% in general and administrative expenses. The increase in selling expenses resulted principally from a $226,000 increase in convention and trade show expenses, a $214,000 increase in advertising expense and a $206,000 increase in royalty expense. General and administrative expenses increased principally as a result of a $372,000 increase in compensation expense, primarily due to an increase in the number of employees (including a number of mid-level manager employees).

  Other Expense, Net. The $31,000 increase in other expenses in the 1997 period was due primarily to increased interest expense.

  Pro Forma Provision for Income Taxes. While an S Corporation, the Company's income taxes primarily consisted of California state franchise taxes. On a pro forma basis, income taxes would have been $473,000 and $677,000 in the 1996 period and the 1997 period, respectively.

  Pro Forma Net Income. Pro forma net income increased from $761,000 in the 1996 period to $1,030,000 in the 1997 period due to the factors set forth above.

 Comparison of Fiscal Years 1994, 1995 and 1996

  Net Sales. Net sales increased by 18% from $20,051,000 for fiscal 1994 to $23,571,000 in fiscal 1995 and by 20% to $28,280,000 for fiscal 1996. The increase in net sales from fiscal 1994 to fiscal 1995 was due to a 22% increase in net sales of Laura Ashley Eyewear from $15,008,000 to $18,348,000. The increase in net sales from fiscal 1995 to fiscal 1996 resulted primarily from a 15% increase in net sales of Laura Ashley Eyewear to $21,109,000 and net sales of $1,889,000 of Jean Nate Eyewear and Hart Schaffner & Marx Eyewear, which were introduced by the Company in the second and fourth quarters, respectively, of fiscal 1996. The increase in Laura Ashley Eyewear net sales in both fiscal years was due principally to an increase in unit sales and to a lesser extent to an increase in prices for selected frames.

  Gross Profit. Gross profit was $10,385,000 in fiscal 1994, $12,582,000 in fiscal 1995 and $16,349,000 in fiscal 1996. These increases in gross profit were attributable to increases in net sales as well as improvements in the gross margin, which increased from 51.8% in fiscal 1994, to 53.4% in fiscal 1995 and to 57.8% in fiscal 1996. During these years, the Company utilized lower cost frame manufacturers for an increasing percentage of its frames, which has resulted in lower average frame costs. This positive impact on gross margin was offset in part in fiscal 1995 due to adverse currency fluctuations, and was augmented in fiscal 1996 due to beneficial currency fluctuations. Gross margin was also positively impacted in fiscal 1995 and fiscal 1996 by increases in the average selling price of frames and by reductions in import duties and tariffs.

  Operating Expenses. Operating expenses were $9,079,000 in fiscal 1994, $10,780,000 in fiscal 1995 and $14,027,000 in fiscal 1996. These increases resulted primarily from higher selling and general and administrative expenses commensurate with the Company's growth.

  Selling expenses were $5,855,000 in fiscal 1994, $6,510,000 in fiscal 1995 and $8,328,000 in fiscal 1996, representing 29%, 28% and 29%, respectively, of net sales for such periods. The 11% increase from fiscal 1994 to fiscal 1995 resulted principally from a $280,000 increase in expenses associated with sales incentive programs, a $209,000 increase in royalty expense, a $182,000 increase in sales compensation expense and a $123,000 increase in in-store display expenditures. These increases were offset in part by a decrease of $446,000 in advertising expenses; the higher advertising expenses in 1994 were due to a special consumer advertising campaign implemented in connection with the Company's initial Laura Ashley Loyal Partners program. The 28% increase from fiscal 1995 to fiscal 1996 was due primarily to a $494,000 increase in advertising expenses and a $406,000 increase in in-store display expenditures, due primarily to the introduction of the Jean Nate and Hart Schaffner & Marx Eyewear lines in fiscal 1996. In addition, in fiscal 1996, royalty expenses increased by $288,000, expenses associated with sales incentive programs increased by $223,000 and convention and trade show expenses increased by $155,000.

  General and administrative expenses were $3,224,000 in fiscal 1994, $4,035,000 in fiscal 1995 and $5,612,000 in fiscal 1996, representing 16%, 17%
and 20%, respectively, of net sales in these periods. The 25% increase from fiscal 1994 to fiscal 1995 resulted principally from a $505,000 increase in compensation expense. The 39% increase from fiscal 1995 to fiscal 1996 resulted principally from a $567,000 increase in salaries, a $385,000 increase in employee bonuses, and compensation expense of $300,000 in connection with the issuance of 108,016 shares of Common Stock to an executive officer.

  The Company incurred expenses of $235,000 and $87,000 in fiscal 1995 and fiscal 1996, respectively, in connection with the relocation of the Company's corporate offices and warehouse.

  Other Expense, Net. Other expense, net, consisted principally of interest expense. Interest expense was $201,000 in fiscal 1994, $201,000 in fiscal 1995 and $338,000 in fiscal 1996. The increase in fiscal 1996 was due, in part, to the increase in borrowings of the bank's credit line as a result of (i) an increase in accounts receivable resulting from higher sales, (ii) a higher level of inventories that the Company maintained to support higher sales levels and better customer service, (iii) capital expenditures relating to improvements of the Company's facilities and the modernization of its computer equipment; and (iv) larger S corporation distributions.

  Pro Forma Provisions for Income Taxes (unaudited). On a pro forma basis, income taxes would have been $418,000 in fiscal 1994, $606,000 in fiscal 1995 and $748,000 in fiscal 1996.

  Pro Forma Net Income (unaudited). Pro forma net income was $690,000 in fiscal 1994, $1,030,000 in fiscal 1995 and $1,265,000 in fiscal 1996.

LIQUIDITY AND CAPITAL RESOURCES

  Historically, the Company has relied primarily on internally generated funds, credit from suppliers and bank lines of credit to meet its liquidity needs.

  The Company has a credit agreement (the "Credit Agreement") with a commercial bank which provides for the use of letters of credit, banker's acceptances and loans in the aggregate amount of $7,935,417. The commitment formula limits the amount available to the sum of 75% of eligible accounts receivable and 40% of eligible inventory, with the inventory portion limited to the lesser of $3,000,000 or the accounts receivable borrowing base. At the Company's option, interest may be based on the London Interbank Offered Rate ("LIBOR") plus 2.25% or at the bank's prime rate plus .25%. At April 30, 1997, interest rates ranged from 8.375% to 8.437% on a loan balance of $4,000,000 under the LIBOR option and 9.25% on the remaining balance of $625,000 under the prime rate option. The Credit Agreement also governs three term loans, which are due at various times in 1997 and 1998, bear interest at a weighted average rate of 9.11% per annum, and had an aggregate outstanding principal balance of $604,000 at April 30, 1997. The Credit Agreement (which expires in May 1998) is secured by substantially all of the assets of the Company. The Credit Agreement provides for certain limitations on capital expenditures and requires the Company to satisfy certain financial tests, including the maintenance of minimum tangible net worth.

  The Company intends to repay the outstanding balance under the Credit Agreement (estimated to be approximately $7.5 million at the closing of the Offering) with a portion of the proceeds of the Offering. The increase in borrowings since April 30, 1997 will be due to borrowings for working capital and shareholder distributions.

  As a result of the Company's treatment as an S Corporation for federal and state income tax purposes, the Company historically has provided its shareholders, through dividends, with funds for the payment of income taxes on the earnings of the Company which have been included in the taxable income of the shareholders. In addition, the Company has paid dividends to shareholders to provide them with a return on their investment. The Company paid dividends of $807,000, $550,000 and $1,328,000 for fiscal 1994, fiscal 1995 and fiscal
1996, respectively, and $2,000,000 in the first six months of fiscal 1997. The Company also intends to pay the Existing Shareholders dividends equal to $635,000 plus the amount of the Company's net income from May 1, 1997 through the Termination Date. These dividends will be paid before the closing of the Offering. The Company does not currently intend to pay dividends on its Common Stock following the Offering and plans to follow a policy of retaining earnings to finance the growth of its business.

  Of the Company's accounts payable at October 31, 1996 and April 30, 1997, $865,069 and $1,086,638, respectively, were payable in foreign currency. To monitor risks associated with currency fluctuations, the Company on a weekly basis assesses the volatility of certain foreign currencies and reviews the amounts and expected payment dates of its purchase orders and accounts payable in those currencies. Based on those factors, the Company may from time to time mitigate some portion of that risk by purchasing forward commitments to deliver foreign currency to the Company. The Company held forward commitments for foreign currencies in the amount of $1,459,457 at October 31, 1996, and held no forward commitments at April 30, 1997. See Note 1 of Notes to the Financial Statements.

  The Company's bad debt write-offs were less than 0.2% of net sales for the year ended October 31, 1996 and for the six months ended April 30, 1997. As part of the Company's management of its working capital, the Company performs most customer credit functions internally, including extensions of credit and collections.

  The Company believes that cash generated from operations, the net proceeds received by the Company from this Offering, borrowings under its credit facility, and credit from its suppliers will be sufficient to fund its working capital requirements at least through fiscal 1998.

QUARTERLY AND SEASONAL FLUCTUATIONS

  The Company's results of operations have fluctuated from quarter to quarter and the Company expects these fluctuations to continue in the future. Historically, the Company's net sales in its first fiscal quarter (the quarter ending January 31) have been lower than net sales in other fiscal quarters. The Company attributes lower net sales in the first fiscal quarter in part to low consumer demand for prescription eyeglasses during the holiday season and year-end inventory adjustments by distributors and independent optical retailers. A factor which may significantly influence results of operations in a particular quarter is the introduction of a new brand-name collection, which results in disproportionate levels of selling expenses due to additional advertising, promotions, catalogs and in-store displays. Introduction of a new brand may also generate a temporary increase in sales due to initial stocking by retailers. Other factors which can influence the Company's results of operations include customer demand, the mix of distribution channels through which the eyeglass frames are sold, the mix of eyeglass frames sold, product returns, delays in shipment and general economic conditions. See "Risk Factors--Quarterly and Seasonal Fluctuations."

  The following table sets forth certain unaudited results of operations for the ten fiscal quarters ended April 30, 1997. The unaudited information has been prepared on the same basis as the audited financial statements appearing elsewhere in this Prospectus and includes all normal recurring adjustments which management considers necessary for a fair presentation of the financial data shown. The operating results for any quarter are not necessarily indicative of future period results.

                                             1995                                1996                        1997
                               ----------------------------------  ----------------------------------  -----------------
                               JAN. 31  APRIL 30 JULY 31  OCT. 31  JAN. 31  APRIL 30 JULY 31  OCT. 31  JAN. 31  APRIL 30
                               -------  -------- -------  -------  -------  -------- -------  -------  -------  --------
Net sales....................  $4,481    $6,309  $6,469   $6,312   $5,308    $7,744  $7,050   $8,178   $6,802    $9,236
Cost of sales................   2,128     3,041   3,056    2,764    2,449     3,177   2,895    3,410    2,882     3,750
Gross profit.................   2,353     3,268   3,413    3,548    2,859     4,567   4,155    4,768    3,920     5,486
Operating expenses:
 Selling.....................   1,056     1,682   1,853    1,919    1,472     2,209   2,055    2,592    2,021     2,680
 General and administrative..     782       970   1,057    1,226      969     1,334   1,554    1,755    1,364     1,443
 Relocation expense..........       0        34      65      136       30        19      17       21        0         0
Total operating expenses.....   1,838     2,686   2,975    3,281    2,471     3,562   3,626    4,368    3,385     4,123
Income from operations.......     515       582     438      267      388     1,005     529      400      535     1,363
Other expense, net...........     (38)      (44)    (29)     (55)     (67)      (92)    (84)     (66)     (85)     (106)
Income before pro forma
 provision for income taxes..     477       538     409      212      321       913     445      334      450     1,257

INFLATION

  The Company does not believe its business and operations have been materially affected by inflation.

                                   BUSINESS

GENERAL

  Signature designs, markets and distributes prescription eyeglass frames primarily under exclusive licenses for Laura Ashley Eyewear, Hart Schaffner & Marx Eyewear and Jean Nate Eyewear, as well as its own "Camelot" label. The Laura Ashley Eyewear collection is one of the leading women's brand-name collections in the United States. The Company attributes its success to its brand-name development process and high quality, creative frame designs. The Company's brand-name development process includes identifying a market niche, obtaining the rights to a carefully selected brand name, producing a comprehensive marketing plan, developing unique in-store displays and creating innovative sales and merchandising programs for independent optical retailers and retail chains. Signature's in-house designers work with many respected frame manufacturers throughout the world to develop high-quality, creative designs which are consistent with each brand-name image.

  In June 1997, Signature acquired the exclusive license to design and market an Eddie Bauer Eyewear collection, which the Company plans to launch in the Spring of 1998. The Company pursued the Eddie Bauer brand name, which had not previously been licensed for prescription eyewear, for its widespread recognition, outdoor heritage, casual styling, and reputation for value and quality. The Eddie Bauer Eyewear collection will offer men's and women's styles and will be positioned in the medium-price segment of the brand-name prescription market.

  Signature produces "turnkey" marketing, merchandising and sales promotion programs to promote sales at each level in the distribution chain. For optical retailers, the Company develops unique in-store displays, such as its Laura Ashley Eyewear "store within a store" environments. For the sales representatives who call on retail accounts, whether they are employed by distributors or by Signature, the Company creates presentation materials, marketing bulletins, motivational audio and video tapes and other sales tools to facilitate professional presentations, and the Company offers attractive incentive awards for reaching targeted sales levels. For its distributors who sell to independent optical retailers, Signature provides its innovative loyalty programs.

  Under the loyalty programs, which generally last from six to ten months, each participating retailer agrees to purchase a specified quantity of frames of new styles released during the program period. Although a participating retailer may cancel at any time, historically most have completed the program and renewed their participation in ensuing years. These "automatic" sales programs have facilitated the widespread placement of new styles in optical retail stores, have increased the Company's leverage with its manufacturers due to the large size of the Company's orders, and have assisted its inventory planning. The Company's largest loyalty program is its Laura Ashley Loyal Partners program, which at April 30, 1997 had over 4,750 participating retailers in the United States (approximately 16% of all independent optical retailers in the United States) as well as over 800 international participants.

  The Company contracts with overseas factories to manufacture the frames it designs. Signature distributes its frames through distributors in the United States and through exclusive distributors in foreign countries. In addition, the Company sells directly through its own sales representatives to major retail chains, including LensCrafters, Pearle Vision and Eyecare Centers of America, and to independent optical retailers in California.

  The Company's principal product line is Laura Ashley Eyewear, which was launched in 1992. Signature designs frames and in-store displays which seek to capture the distinctive, feminine image associated with Laura Ashley clothing and home furnishings. Laura Ashley Eyewear styles are feminine and classic, and are positioned in the medium to mid-high price range to reach a broad segment of the women's eyewear market. The Company's net sales of Laura Ashley Eyewear have increased from $2.2 million in fiscal 1992 to $21.1 million in fiscal 1996.

  Capitalizing on Signature's customer relationships and the success of Laura Ashley Eyewear, the Company launched Jean Nate Eyewear in March 1996 and Hart Schaffner & Marx Eyewear in September 1996. Jean Nate Eyewear is targeted at women seeking to pay an affordable price for high-quality frames which offer unique designs, attention to detail and brand-name identification. Hart Schaffner & Marx Eyewear is a mid-high priced line targeted at men requiring quality, comfort and craftsmanship.

INDUSTRY OVERVIEW(/1/)

  Eyewear Consumers. Optical retail sales in the United States have increased during the 1990s. Retail sales of all eyewear products increased from $11.4 billion in 1990 to $14.6 billion in 1996. Correspondingly, retail sales of eyeglass frames increased from $3.87 billion in 1990 to $4.6 billion in 1996. In 1996, approximately 159 million Americans, just over 60% of the nation's population, needed some form of vision correction (either eyeglass frames with corrective lenses or contact lenses). More than 90% of people over the age of 45 need corrective eyewear, many due to presbyopia, a condition which makes it difficult to focus on nearby objects, such as small newspaper print. The table below demonstrates how the number of people needing vision correction increases with age.

          AGE BREAKDOWN OF U.S. POPULATION NEEDING VISION CORRECTION

                                                AGE GROUP OF
                                   1996      PURCHASERS AS % OF   % OF AGE GROUP
                                POPULATION   TOTAL PURCHASERS OF  NEEDING VISION
                AGE            (IN MILLIONS)  VISION CORRECTION     CORRECTION
                ---            ------------- -------------------- ---------------
       0-14...................      58.0              5.7%             15.5%
      15-24...................      35.9             11.5              51.0%
      25-44...................      83.7             33.0              62.8%
      45-64...................      53.7             32.0              95.0%
      65 and up...............      33.9             19.8              93.1%
                                   -----            -----
        Total.................     265.2            100.0%
                                   =====            =====

  The average age of the United States population is expected to increase over the next 25 years, due to the aging of the "baby-boomers" who were born between 1946 and 1964. As more of the baby-boomers exceed age 45, the Company believes sales of corrective eyewear should increase.

  Sales of eyewear are also increasing due to the evolution of eyewear into a fashion accessory. Until the mid-1970s, eyeglass frames were viewed as medical implements which were "dispensed" but never "sold." Because styling was not emphasized, successful frames often remained popular for years, and sometimes for decades. In the mid-1970s, experts from other industries introduced designer names and consumer advertising to the optical industry, as well as sweeping design changes. These changes resulted in increased consumer demand for the new products. Although eyeglass frames are a fashion accessory for many people, the styles are not subject to seasonal changes, and they change less rapidly than styles in the apparel industry.

  Competitive Vision Correction Methods. Currently, there are two methods of correcting vision impairment which compete with prescription eyeglasses: contact lenses and surgery. Although retail sales of contact lens remained flat from 1995 through 1996 at $1.9 billion, their sales as a percentage of total retail sales decreased from 13.5% in 1995 to 13.0% in 1996. The Company believes that sales of contact lenses do not currently materially threaten eyeglass frame sales because many people who wear contact lenses need a pair of eyeglasses for night time and for the days when they decide not to wear their lenses.

  A number of surgical techniques have been developed to correct vision problems such as myopia (nearsightedness), hyperopia (farsightedness) and astigmatism. The Company does not believe that these techniques will materially and adversely affect sales of prescription eyewear in the near future. The Company believes that a number of people who have had successful eye surgery may still need some form of corrective eyeglasses, and others may need eyeglasses at a later date due to the onset of presbyopia.
--------
(1) Unless otherwise noted, all the data in this Industry Overview section relates to the eyewear market in the United States. The source for this data is the 1997 U.S. Optical Industry Handbook published by Jobson Publishing Corporation in May 1997.

  Optical Retail Outlets. Optical retailers consist of optometrists, opticians and ophthalmologists. There are two main types of optical retailers: independents (with one or two stores) and chains. Chains include national optical retailers such as LensCrafters, Cole Vision Corp. and its subsidiary Pearle Vision, and Eyecare Centers of America, and mass merchandisers such as Wal-Mart and Price Club. In 1996, independent optical retailers had a 63.0% market share, chains had a 35.5% market share, and others had a 1.5% market share.

GROWTH STRATEGY

  The Company intends to capitalize on the success of the Laura Ashley Eyewear line by further diversifying into new lines, adding new products and expanding its distribution. Specific elements of the Company's growth strategy include:

  . Existing Brands. The Company intends to continue to create innovative marketing, merchandising and sales promotion programs to increase the market penetration of its existing lines of brand-name eyewear.

  . Eddie Bauer Eyewear. The Company plans to launch Eddie Bauer Eyewear in the Spring of 1998.

  . Additional Brands. The Company will continue its efforts to acquire exclusive brand-name licenses to market prescription eyeglass frames in market niches in which the Company does not currently compete.

  . New Product Lines. The Company intends to expand the marketing of its own Camelot collection of frames and may develop one or more additional brand-name lines of its own.

  . Sunwear. The Company intends to expand the market penetration of its existing Laura Ashley Sunwear line and may acquire additional exclusive brand-name licenses for sunglass frames.

  . International Sales. The Company plans to expand the international markets into which it distributes its eyewear lines.

BRAND DEVELOPMENT

  The Company attributes its success to its brand-name development process and frame designs. The Company's brand-name development process includes identifying a market niche, obtaining the rights to a carefully selected brand name, producing a comprehensive marketing plan, designing frames consistent with each brand image, developing unique in-store displays, and creating innovative sales and merchandising programs for independent optical retailers and retail chains.

  Identifying a Market Niche and Obtaining the Rights to a Brand
Name. Signature's brand-name development process begins with identifying an eyewear market niche. The Company characterizes a market niche by referring to the target customer's gender and age (e.g., adult, child, teenage), the niche's general image and styling (e.g., feminine, masculine, casual), its price range, and the applicable channels of distribution. Once the Company chooses a market niche, a brand name is identified which the Company believes will appeal to the target customer in that niche. The Company believes that for a brand name to have the potential for widespread sales in the optical industry, the name must have strong, positive consumer awareness, a distinctive personality and an image of enduring quality. Brands that are aimed at narrower niches can also have optical industry impact (albeit smaller), so long as consumer awareness exists within the targeted niche.

  After the Company has determined that a targeted brand name is available, the Company develops a preliminary marketing plan to present to the potential licensor. The development process is a team effort which includes determining the market position of the brand name outside the optical industry and the availability of cross-marketing opportunities. The preliminary marketing plan demonstrates the Company's (i) in-depth understanding of the potential licensor's market position, (ii) innovative strategies for extending the brand's image to the eyewear market, (iii) preliminary plans for merchandising, advertising and sales promotion, and (iv) broad concepts for frame design.

  The Company then formally presents the preliminary marketing plan to the potential licensor. The final steps in acquiring an exclusive eyewear license for a brand name are receiving the licensor's approval and entering into a license agreement.

  The Company's existing license agreements contain terms limiting the ability of the Company to market competing brand names. See "Risk Factors--Limitations on Ability to Distribute Other Brand-Name Eyeglass Frames."

  Final Marketing Plan. Once the Company has acquired an exclusive eyewear license for a brand name, it creates a final marketing plan. The final marketing plan contains detailed concepts for frame designs, establishes the brand's identity within the optical industry, and sets forth the first year's merchandising, advertising and sales promotion plans. The Company's ongoing focus on its marketing plans, including annual updates, provides a framework for keeping the Company's marketing and sales strategies current with changes in the eyewear industry and the licensor's marketing.

  Frame Design and Quality. The Company's frames are designed by its in-house design team, which consists of two designers and a management frame committee which reviews each style. The designers work with many respected frame manufacturers throughout the world to develop unique designs, and continue to work closely at each stage of a style's development to assure quality. The Company's frames generally require over 200 production steps to manufacture, including hand soldering of bridges, fronts and endpieces. Some frames require labor-intensive decorative features such as cloisonne color treatments, which involve painting each frame by hand under a magnifying glass, using tiny bristle brushes.

  Quality Control. The Company uses only manufacturers capable of meeting Signature's criteria for quality, delivery and attention to design detail. Signature specifies the materials to be used in the frames, and examines prototypes before committing to production. The Company places its initial orders for each style at least six months before the style is released, and requires the factory to deliver several advance shipments of samples. The Company's quality committee examines every frame in the sample shipments. The Company believes this process permits sufficient time to resolve problems with a style's quality before its release date. The Company's quality committee selectively examines frames in subsequent shipments to ensure ongoing quality standards.

  Limited Quantity of Style Releases. The Company has historically launched each brand-name collection with only three styles. Further, although for each brand the Company has many designs in different stages of development, it has released no more than three styles per brand per month (each style generally comes in two or three colors and one or two sizes). This strategy has contrasted with many of the Company's competitors, who release many more styles than Signature. The Company believes that its limited release strategy helps to ensure focus on each new style. Further, the Company believes that this strategy has resulted in larger orders per style, which has increased its leverage with the contract manufacturers of its frames.

  Marketing, Merchandising and Sales Programs. Signature produces "turnkey" marketing, merchandising and sales promotion programs to promote sales at each level in the distribution chain. For optical retailers, the Company develops unique in-store displays, such as its Laura Ashley Eyewear "store within a store" environments. For the sales representatives who call on retail accounts, whether they are employed by distributors or by Signature, the Company creates presentation materials, marketing bulletins, motivational audio and video tapes and other sales tools to facilitate professional presentations, and the Company offers attractive incentive awards for reaching targeted sales levels. For its distributors who sell to independent optical retailers, Signature provides its innovative loyalty programs.

  Loyalty Programs. The Company attributes a significant portion of its success with independent optical retailers in the United States to its loyalty programs. Under these programs, which generally last from six to ten months, each participating retailer agrees to purchase a specified quantity of frames (generally three to six frames per month) of new styles released for that brand during the program period. The Company's loyalty programs benefit the Company, its distributors and participating retailers. The Company and its distributors benefit from the automatic sales and the reorders they generate. The distributors also benefit from the retailers' agreement not to change distributors for that specific program. Retailers benefit from sales of new styles, program-ending gifts, and from the special in-store merchandising (often available first--or only--to participating retailers).

Although a retailer may drop out of a loyalty program at any time without penalty, historically most participating retailers have completed the program and renewed their participation in ensuing years. The Company believes this is principally because the frames have sold well and retailers have wanted to earn the attractive incentive awards provided by the Company and its distributors at the end of the program.

  Signature's first loyalty program was the 1994 Laura Ashley Eyewear Loyal Partners Program which had 2,494 participants. The 1997 Laura Ashley Loyal Partners Program had approximately 4,750 United States participants and 800 international participants at April 30, 1997. Each United States participant in the 1997 program has agreed to purchase a total of 39 Laura Ashley frames in accordance with its distributor's release schedule. Approximately 16% of the independent optical retailers in the United States are participating in the 1997 Laura Ashley Loyal Partners Program.

  The Company introduced its Hart Schaffner & Marx Eyewear collection in September 1996 with a loyalty program. Over 1,200 independent optical retailers participated in the program, each agreeing to purchase a total of 18 frames from the collection's first six styles.

PRODUCTS

  The Company's principal products are eyeglass frames sold under the brand names Laura Ashley Eyewear, Hart Schaffner & Marx Eyewear and Jean Nate Eyewear. In June 1997, the Company acquired an exclusive license to design, market and distribute eyeglass frames under the name Eddie Bauer Eyewear, and the Company plans to release this line in the Spring of 1998. The Company also has a division which distributes eyeglass frames under the Company's own Camelot brand and a division which sells brand-name close-outs at discounted prices.

  The following table provides certain information about the market segments, introduction dates and approximate retail prices of the Company's products.

--------------------------------------------------------------------------------
                             CUSTOMER         INTRODUCTION        APPROXIMATE
  BRAND NAME / SEGMENT      GENDER/AGE            DATE          RETAIL PRICES(1)
--------------------------------------------------------------------------------
  Laura Ashley
   Prescription               Women             March 1992         $125 - 180
   Sunwear                    Women             March 1993         $ 80 - 100
   Children                   Girls             June 1993          $ 80 - 100
--------------------------------------------------------------------------------
  Jean Nate                   Women             April 1996         $ 70 -  90
--------------------------------------------------------------------------------
  Hart Schaffner & Marx       Men               September 1996     $140 - 170
--------------------------------------------------------------------------------
  Eddie Bauer                 Men/Women         Spring 1998(2)     $100 - 135
--------------------------------------------------------------------------------
  Signature's Camelot
   Line                       Men/Women          1986              $ 70 - 130
                              Unisex             1987              $ 70 - 130
                              Boys/Girls         1987              $ 60 -  90
--------------------------------------------------------------------------------

(1) Retail prices are established by retailers, not the Company.
(2) Scheduled launch date.

 Laura Ashley Eyewear

  Signature's sales growth since 1992 has been primarily attributable to the success of its Laura Ashley Eyewear collection. The Company's net sales of Laura Ashley Eyewear have increased from $2.2 million in fiscal 1992 to $21.1 million in fiscal 1996.

  Signature pursued Laura Ashley for its strong female following; its feminine styling and image which are renowned worldwide; its significant worldwide retail presence; its distinctive, high quality fabrics, home furnishings and clothing; and its reputation for producing products of enduring quality. At the time Signature obtained the license in 1991, Laura Ashley had never previously licensed its name outside the home furnishings industry.

  Like Laura Ashley clothing and home furnishings, Laura Ashley Eyewear has been designed to be feminine and classic, to be fashionable without being trendy, and to reach a broad segment of the women's eyewear market. Signature uses the phrase "premier feminine collection" to describe Laura Ashley Eyewear. The hallmark of Laura Ashley Eyewear is its attention to detail, and the collection is known for its unique designs on the styles' temples, fronts and end pieces. The designs are also known for their color treatments; several styles require cloisonne hand painting. The more recent Laura Ashley Eyewear styles tend towards smaller shapes and take advantage of modern technical advances, such as thinner spring hinges (which flex outward and spring back) and lighter metal alloys, both of which permit the manufacture of frames which are thinner and lighter while retaining strength.

  When Laura Ashley Eyewear was first introduced, most optical sales outlets had a sterile appearance, using mainly contemporary plastic and glass displays and fixtures. Signature's in-house team conceptualized and designed unique in-store "environments" to attract the target customer to the frames. The original and second-generation Laura Ashley Eyewear environments were covered with colorful Laura Ashley textured floral-print fabric, which provided the retailer with an instant new look, and, in effect, a Laura Ashley "store within a store." The third-generation display environments, released in March 1997, have as their centerpiece a wooden chest modeled after antique English furniture. The new environments use a subdued Laura Ashley fabric to provide a subtle feminine accent.

  The principal market segment for Laura Ashley Eyewear is women's prescription eyewear, and each year since 1993 the Company has released approximately 12 women's prescription eyewear styles. Net sales for those styles were $16.5 million in fiscal 1995, $19.0 million in fiscal 1996, and $10.4 million in the six months ended April 30, 1997.

  Each Spring since 1993, the Company has released three Laura Ashley Sunwear styles during its second fiscal quarter. These frames are delivered to optical retailers with ready-to-wear non-prescription sunglass lenses containing quality UV 400 protection. These lenses can be replaced with prescription sunglass lenses if the customer desires. Net sales of Laura Ashley Sunwear were $0.8 million in fiscal 1995, $0.9 million in fiscal 1996 and $0.8 million in the six months ended April 30, 1997. In addition to Laura Ashley Sunwear, almost all of the Company's styles can be fitted with sunglass lenses to make them into sunwear.

  Each Summer since 1993, Signature has released three Laura Ashley for Girls styles, with their own specialized displays, targeting girls aged 7-13. This collection is one of the few adult optical brand names to be marketed toward girls in that age range. Because the frames are designed and produced in small sizes, they are also purchased from time to time by petite women. Net sales of Laura Ashley for Girls Eyewear were $1.1 million in fiscal 1995, $1.2 million in fiscal 1996, and $0.55 million in the six months ended April 30, 1997. Results for the first six months of fiscal 1997 did not include sales of the Company's 1997 Laura Ashley for Girls styles, which were released in the third quarter of fiscal 1997.

  The Company has the exclusive right to market and sell Laura Ashley Eyewear through a license with Laura Ashley entered into in May 1991. The license covers a specified territory including the United States, Canada, the United Kingdom, Australia, New Zealand, Colombia, France, Belgium and the Netherlands. The Company also has a right of first refusal to distribute Laura Ashley Eyewear in Mexico and all other European countries. The Laura Ashley license terminates in 2001, but may be renewed by the Company at least through January 2006 so long as the Company is not in breach of the license agreement and generates the required amount of minimum net sales. Laura Ashley may terminate the license before its term expires if (i) the Company commits a material breach of the license agreement and fails to cure that breach within 30 days after notice is given, (ii) the management or control of the Company passes from Bernard Weiss and Julie Heldman to other parties whom Laura Ashley may reasonably regard as unsuitable, (iii) the Company fails to propose a selection of styles of eyewear which Laura Ashley in exercising good faith is willing to approve for manufacture and distribution, (iv) the Company fails to have net sales of Laura Ashley Eyewear sufficient to generate minimum royalties in each of any two years, (v) the Company is unable to pay its debts in the ordinary course of business or enters into liquidation, becomes bankrupt or insolvent, or is placed in the control of a receiver or trustee, or (vi) the Company in any year fails to spend a specified percentage of net sales of Laura Ashley Eyewear on advertising and promotion.

 Jean Nate Eyewear

  In 1995, the Company identified an underdeveloped niche for feminine brand-name eyeglass frames marketed in the mid-low price range (approximately $70 to $90 at retail). To capitalize on this opportunity, the Company pursued and obtained the eyewear license for Jean Nate, a brand name that is widely recognized within the target niche for its women's fragrance and bath products, especially its after-bath splash.

  The Jean Nate Eyewear collection is targeted at women who are seeking to pay an affordable price for quality brand-name frames which offer unique designs, attention to details, features such as spring hinges that flex outwards and spring back, and brand-name identification. Jean Nate Eyewear advertisements have had an eyecatching "splash of water" theme, and most of the frames incorporate sea shells in their design. Sales promotional tools for Jean Nate Eyewear have included in-store displays and two-for-one specials.

  The Company has the exclusive right to market and sell Jean Nate Eyewear in the United States and Canada through a license with Revlon entered into in June 1995. "Jean Nate" is a registered trademark of Revlon. The Jean Nate license terminates in September 1998, but may be renewed by the Company for two additional terms of three and four years, respectively, so long as the Company is in compliance in all material respects with all of its terms and conditions, including the minimum net sales requirements for the two years preceding the renewal date. Revlon may terminate the license before its term expires if (i) someone other than Bernard Weiss, Julie Heldman, Robert Fried or Robert Zeichick acquires in excess of 50% of the Company's outstanding voting securities; (ii) the Company sells or otherwise transfers substantially all its assets used in the manufacture, promotion and distribution of eyeglass frames, (iii) the Company does not generate the minimum net sales required by the license for two consecutive years, (iv) the Company fails to pay royalties and any other amounts when due, (v) the Company is unable to pay its debts as they become due, enters into liquidation, makes an assignment for the benefit of creditors, enters bankruptcy proceedings or ceases doing business as a going concern, or (vi) the Company fails to perform its other obligations under or otherwise breaches the license agreement and fails to cure that breach within 30 days after notice is given.

 Hart Schaffner & Marx Eyewear

  Signature expanded its presence to the brand-name men's eyewear market in fiscal 1996 when it acquired a license from Hart Schaffner & Marx, a subsidiary of Hartmarx Corporation, a leading manufacturer of tailored clothing. Hart Schaffner & Marx has an image of enduring quality, and is a recognized name among men who purchase apparel in the medium to high price range.

  The Hart Schaffner & Marx Eyewear collection is targeted at men who are somewhat conservative and interested in quality, comfort and craftsmanship. The Company determined that men are generally concerned about both function and fashion, so the frames contain features which enhance their durability-- the highest quality screws, nosepads and spring hinges--and come with a two-year "no fault, worry-free" warranty. The collection is designed to fit a broad spectrum of men, and selected styles have longer temples and larger sizes than those generally available. Further, many of the styles integrate Hart Schaffner & Marx fabric patterns into the frame designs.

  The Company has the exclusive right to market and sell Hart Schaffner & Marx Eyewear in the United States through a license with Hart Schaffner & Marx entered into in January 1996. The license agreement provides that Hart Schaffner & Marx may not grant to any third person the right to distribute eyeglass and sunglass frames, lenses and other eyewear products under the Hart Schaffner & Marx brand name in any country in the world without first offering the Company the exclusive right to do so. As of the date of this Prospectus, no Hart Schaffner & Marx Eyewear is sold anywhere outside of the United States. The Hart Schaffner & Marx license terminates in June 1999, but may be renewed for three-year terms by the Company in perpetuity provided the Company is not in default under the license agreement. Hart Schaffner & Marx may terminate its license with the Company before the expiration of its term if
(i) someone other than Bernard Weiss, Julie Heldman, Robert Fried or Robert Zeichick acquires more than 50% of the Company's outstanding voting securities, (ii) all of Ms. Heldman and Messrs. Weiss, Zeichick and Fried cease to be involved in a significant manner in the exploitation of Hart Schaffner & Marx Eyewear before June 30, 1999 and after the last of such four persons ceases to be involved the Company fails within 90 days to submit a marketing plan for Hart Schaffner & Marx Eyewear that is acceptable to Hart Schaffner & Marx, (iii) the Company sells or otherwise transfers substantially all its assets used in the manufacture, promotion and distribution of eyeglass frames,
(iv) the Company does not generate the minimum net sales required by the license for two consecutive years, (v) the Company fails to perform its material obligations under the license agreement and fails to cure that breach within 30 days after notice is given, or (vi) after written notice in the event any of the Company's representations and warranties are not correct in any material respect.

 Eddie Bauer Eyewear

  In June 1997, the Company acquired the exclusive license from Eddie Bauer to market Eddie Bauer Eyewear, a collection of men's and women's prescription eyewear styles. Eddie Bauer, which was founded in 1920, is a subsidiary of Spiegel, Inc. The Company pursued the Eddie Bauer name, which had not previously been licensed for prescription eyewear, for its widespread name recognition, outdoor heritage, casual styling, and reputation for value and quality. Eddie Bauer currently has over 400 retail stores worldwide, and annually distributes approximately 100 million Eddie Bauer merchandise catalogs.

  The Eddie Bauer Eyewear collection, which the Company expects to launch in the Spring of 1998, will be aimed at a different market niche than any of the Company's other brand names. The Company's marketing plan calls for the coordination of the collection's frame designs and its marketing, merchandising and sales promotion programs so that they capture the free spirit of the Eddie Bauer casual lifestyle and its heritage of the great outdoors. In keeping with Eddie Bauer's commitment to value, the collection will consist of medium priced frames, a market-pricing niche which does not currently have many brand-name competitors. The Company believes that its purchasing power and its commitment to frame quality will result in the Eddie Bauer Eyewear collection having higher quality and better features than other brand-name collections currently targeting the same niche.

  The Company has the exclusive worldwide right to market and sell Eddie Bauer Eyewear through a license agreement with Eddie Bauer entered into in June 1997. Without the prior written consent of Eddie Bauer, however, the Company may market and sell Eddie Bauer Eyewear only in the United States and in the other countries specified in the license agreement, most notably Japan, the United Kingdom, Germany, France, Australia and New Zealand. The license agreement terminates in December 2002, but the Company may renew it for two three-year terms provided the Company meets certain minimum net sales and royalty requirements and is not in material default. Eddie Bauer may terminate the license before the expiration of its term if (i) a person or entity acquires more than 30% of the Company's outstanding voting securities, and thereby becomes the largest shareholder and owns more shares than the Existing Shareholders, or (ii) the Company commits a material breach of the license agreement and fails to cure that breach within 30 days after notice is given.

 Signature's Camelot Collection

  From its inception in 1983 until 1986, the Company, then known as USA Optical Distributors, Inc., sold only brand-name frames purchased from other frame suppliers. To take advantage of the increased margins available to importers, the Company in 1986 began designing its own styles for contract manufacture overseas. Those styles became the Camelot collection, which contains a broad range of high-quality men's, women's, unisex, girls' and boys' styles.

  To date, the Company has sold the Camelot collection only through USA Optical, which is now a division of Signature. The Camelot collection's net sales were $2,005,000 in fiscal 1995, $2,012,000 in fiscal 1996 and $1,007,000 for the six months ended April 30, 1997. USA Optical continues to sell frames from other suppliers as part of its sales mix. USA Optical had total net sales of $3,771,000 in fiscal 1995, $3,709,000 in fiscal 1996, and $1,775,000 for the six months ended April 30, 1997.

 Brand Name Close-Outs

  Another Signature division, Optical Surplus, sells brand-name close-outs (discontinued styles) at discounts. Optical Surplus has also served as a useful outlet for selling the Company's overstocks of its own brand-name products, as well as of its Camelot collection. Using Optical Surplus, the Company is able to control the distribution of its overstocks without disturbing the market. Optical Surplus had net sales of $1,075,000 in fiscal 1995, $1,153,000 in fiscal 1996, and $492,000 for the six months ended April 30, 1997.

DISTRIBUTION

  The Company distributes its products through its distributors in the United States and through exclusive distributors in foreign countries; through its own account managers to major optical retail chains, including LensCrafters, Pearle Vision and Eyecare Centers of America; through its own direct sales force, which sells directly to independent optical retailers in California; and through telemarketing (USA Optical and Optical Surplus).

  The following table sets forth the Company's net sales by distribution channel for the periods indicated:

                                        YEAR ENDED OCTOBER 31,
                                        ---------------------- SIX MONTHS ENDED
                                         1994   1995    1996    APRIL 30, 1997
                                        ------ ------- ------- ----------------
                                                    (IN THOUSANDS)
   Domestic distributors............... $9,155 $10,792 $12,965      $6,995
   Optical retail chains...............  4,593   5,798   7,120       4,593
   Telemarketing(1)....................  4,809   4,846   4,862       2,268
   International distributors..........  1,494   2,135   2,486       1,330
   Direct sales (California)(2)........    --      --      847         852

--------
(1) USA Optical and Optical Surplus.
(2) The Company began selling directly to independent optical retailers in California in March 1996.

  Domestic Distributors. The Company believes that, to maximize sales of its brand-name eyeglass frames, it must selectively limit its distributors to those who (i) adhere to and implement the Company's marketing strategies, (ii) distribute eyewear to optical retailers that market products consistent with each brand's image and pricing strategy, and (iii) provide a high level of customer service and technical expertise. Moreover, Signature's marketing plans require a significant commitment of time, effort and money on the part of the distributors. At April 30, 1997, the Company had 25 domestic distributors. Signature believes that it has good working relationships with all of its distributors.

  Because its distributors sell frames supplied by more than one company, the Company attempts to motivate the distributors' sales representatives to show Signature's frames first. The Company provides them with various sales tools, which have included automatic sales through its loyalty programs, and other tools which are created and produced by the Company's in-house team, including motivational audio tapes and videotapes, marketing bulletins and high impact sales promotions. The Company also offers incentive awards, such as first-class trips, for reaching targeted sales levels.

  The Company has no written agreements with its domestic distributors except written understandings not to resell or divert Laura Ashley Eyewear through unauthorized channels of distribution, and not to expand the territories in which they sell the Company's products without the Company's prior consent. Accordingly, the relationships may be terminated by either party at any time, without penalty (subject, in Signature's case, to any restrictions under applicable state law).

  Optical Retail Chains. Signature sells directly, through its own key account managers, to optical retail chains whose images are compatible with the images of the Company's brand-name eyewear, including LensCrafters, Pearle Vision and Eyecare Centers of America. Pearle Vision and Eyecare Centers of America have each used in-store displays which were customized by the Company to feature the Company's products, and Eyecare Centers of America has dedicated prime floor space to Laura Ashley Eyewear.

  Telemarketing. The Company's USA Optical and Optical Surplus divisions sell frames through a form of telemarketing to optical retailers, focusing on establishing long-term, ongoing relationships. USA Optical offers its customers premium incentives, such as first class vacations, electronic equipment and household items for purchasing specified numbers of frames. Many USA Optical customers buy frames from the Company on a monthly basis in order to earn the premiums they have chosen to pursue. USA Optical's annual vacations have been among its most successful premiums, and since 1991 over 325 USA Optical customers have attended one or more of its trips.

  International Distributors. Since 1993, the Company has sold Laura Ashley Eyewear internationally through distributors who have exclusive agreements for defined territories. Before establishing a distributor relationship, Signature reviews the distributor's financial condition and its ability to work closely with the Company in marketing and selling its brand-name products. International distributors must meet specific unit volumes within specified time periods. Substantially all international sales have been of Laura Ashley Eyewear in England, Canada and Australia.

  Direct Sales (California). In March 1996, in connection with the retirement of Signature's California distributor, the Company decided to sell directly to independent optical retailers in California rather than engage another distributor. Direct sales to independent optical retailers in California for the first six months of fiscal 1997 were $852,000, an increase of $519,000 (or 256%) over net sales of $333,000 made to the Company's California distributor in the first five months of fiscal 1996 and through the Company's direct sales force in April 1996. One reason for the increase in net sales is the higher unit price the Company receives when it sells directly to the optical retailer. Another reason was an increase in the number of units sold in California from 9,571 for the first six months of fiscal 1996 to 22,501 for the first six months of fiscal 1997. The Company believes the combined increase in dollar and unit volume in California is attributable to the Company's ability to work closely with its own direct sales representatives, who, unlike distributors' sales representatives, are dedicated to selling only the Company's products, and the Company's increased ability to require its sales representatives to implement the Company's marketing plans.

CONTRACT MANUFACTURING

  The Company's frames are manufactured to its specifications by a number of contract manufacturers located outside the United States. The manufacture of high quality metal frames is a labor-intensive process which can require over 200 production steps (including a large number of quality-control procedures) and from 90 to 180 days of production time. Signature has used manufacturers principally in Japan, Hong Kong/China, France and Italy.

  Historically, most of the Company's frames have been manufactured in Japan, which accounted for approximately 41.8%, 56.7%, 39.9% and 41.2% (in cost) of the frames purchased by the Company in fiscal 1994, fiscal 1995, fiscal 1996 and in the six months ended April 30, 1997, respectively. During the past several years, the Company has expanded the number and geographic locations of its contract manufacturers. The Company believes that throughout the world there are a sufficient number of manufacturers of high-quality frames so that the loss of any particular frame manufacturer, or the inability to import frames from a particular country, would not materially and adversely affect the Company's business in the long-term. However, because lead times to manufacture the Company's eyeglass frames generally range from 90 to 180 days, an interruption occurring at one manufacturing site that requires the Company to change to a different manufacturer could cause significant delays in the distribution of the styles affected. This could cause the Company not to meet delivery schedules for these styles, which could materially and adversely affect the Company's business, operating results and financial condition.

  In determining which manufacturer to use for a particular style, the Company considers manufacturers' expertise (based on type of material and style of frame), their ability to translate design concepts into prototypes, their price per frame, their manufacturing capacity, their ability to deliver on schedule, and their ability to adhere to the Company's quality control and quality assurance requirements.

  Because of the long lead times required for the Company's frames, the Company has developed a computer model which helps project the Company's needs for each frame style. This model takes into account the inventory on hand by style, its three-month and six-month sales rate, the quantity and scheduled delivery date of any future purchase orders, and other adjustments which the Company's purchasing department may need to make to model future proposed changes.

  The Company is not required to pay for any of its frames prior to shipment. Payment terms for the Company's products currently range from cash upon shipment (with a 2% discount) to terms ranging from 60 to 90 days. For frames purchased other than from Hong Kong manufacturers, the Company is obligated to pay in the currency of the country in which the manufacturer is located. In the case of frames purchased from manufacturers located in Hong Kong/China, the currency is United States dollars. For almost all of the Company's other frame purchases, its costs vary based on currency fluctuations, and it generally cannot recover increased frame costs (in United States dollars) in the selling price of the frames.

  The purchase of goods manufactured in foreign countries is subject to a number of risks. See "Risk Factors--Dependence Upon Contract Manufacturers; Foreign Trade Regulation."

COMPETITION

  The markets for prescription eyewear are intensely competitive. There are thousands of frame styles, including hundreds with brand names. At retail, the Company's eyewear styles compete with styles that do and do not have brand names, styles in the same price range, and styles with similar design concepts. To obtain board space at an optical retailer, the Company competes against many companies, both foreign and domestic, including Luxottica Group S.p.A. (operating in the United States through a number of its subsidiaries); Safilo Group S.p.A. (operating in the United States through a number of its subsidiaries); and Marchon Eyewear, Inc. Signature's largest competitors have significantly greater financial, technical, sales, manufacturing and other resources than the Company. They also employ direct sales forces that are significantly larger than the Company's, and are thus able to realize a higher gross profit margin. At the distributor level, sales representatives often carry many lines of eyewear, and the Company must vie for their attention. At the major retail chains, the Company competes not only against other eyewear suppliers, but also against the chains themselves, which license some of their own brand names for design, manufacture and sale in their own stores. Luxottica, one of the largest eyewear companies in the world, is vertically integrated, in that it manufactures frames, distributes them through direct sales forces in the United States and throughout the world, and owns LensCrafters, one of the largest United States retail optical chains.

  The Company competes in its target markets through the quality of the brand names it licenses, its marketing and merchandising, the popularity of its frame designs, the reputation of its styles for quality, and its pricing policies. See "Brand Development" and "Products".

BACKLOG

  The Company generally ships eyeglass frames upon receipt of orders, and does not operate with a material backlog.

EMPLOYEES

  At April 30, 1997, the Company had 101 full-time employees, including 31 in sales and marketing, 24 in customer service and support, 25 in warehouse operations and shipping and 21 in general administration and finance. None of the employees of the Company is covered by a collective bargaining agreement. The Company considers its relationship with its employees to be good.

PROPERTIES

  The Company leases a building of approximately 44,000 square feet in Inglewood, California. The building is used as the Company's principal executive offices and as a warehouse. The lease for this facility expires in 2005. The Company believes that its existing facility is well maintained and in good operating condition and is adequate for the Company's level of operations through October 31, 2000.


LEGAL PROCEEDINGS

  The Company is not involved in any pending, nor is the Company aware of any threatened, legal proceedings which the Company believes could reasonably be expected to have a material adverse effect on the Company's business, operating results or financial condition.

                                  MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

  The following table sets forth certain information about the directors and executive officers of the Company:

   NAME                AGE                       POSITION
   ----                ---                       --------
Bernard Weiss (1).....  59 Co-Chairman of the Board and Chief Executive Officer
Julie Heldman (1).....  51 Co-Chairman of the Board and President
Michael Prince........  48 Chief Financial Officer and Director
Robert Fried..........  52 Senior Vice President, Marketing
Robert Zeichick.......  46 Vice President, Advertising and Sales Promotion
Daniel Warren.........  40 Director

--------
(1) Mr. Weiss and Ms. Heldman are married to each other.

  Directors are elected at each annual meeting of shareholders and hold office until the following annual meeting and their successors are duly elected and qualified. The Bylaws of the Company presently provide that the number of directors shall not be less than 4 nor more than 7, with the exact number to be fixed from time to time by resolution of the Board of Directors. The current number of directors is 4. Any vacancy on the Board of Directors, including a vacancy resulting from an increase in the size of the Board of Directors, may be filled by the remaining directors. In no case may the Board of Directors decrease the number of directors or shorten the term of any incumbent director.

  Pursuant to the Underwriting Agreement, for a period of three years from the consummation of the Offering, Fechtor Detwiler may designate one representative to sit on the Company's Board of Directors. See "Underwriting."

  Executive officers are appointed and serve at the discretion of the Board of Directors, subject to applicable employment contracts.

  BERNARD WEISS has served as Chief Executive Officer of the Company since 1983. Mr. Weiss served as Chairman of the Board from 1983 to 1988, and has served as Co-Chairman of the Board since 1989. Mr. Weiss started in the optical industry in 1975 as Vice President of Sales and Marketing for Optique du Monde. From 1977 until he founded the Company in 1983, Mr. Weiss worked in a variety of executive positions at companies in the optical industry. Mr. Weiss has a degree in business administration from the University of Pittsburgh.

  JULIE HELDMAN has served as Co-Chairman of the Board since 1989 and President of the Company since 1995. Ms. Heldman joined the Company in 1985 and since that time has served in various executive positions including Chief Financial Officer and Executive Vice President of Operations. She held the position of Chief Operating Officer from 1992 until she was appointed President of the Company in 1995. Ms. Heldman graduated from Stanford University in 1966 and has a law degree from UCLA Law School which she obtained in 1981. Ms. Heldman worked as an attorney from 1981 until she joined the Company in 1985.

  MICHAEL PRINCE joined the Company in 1993 and has served as the Chief Financial Officer and as a Director of the Company since March 1994. For more than 14 years before joining the Company, Mr. Prince's principal occupation was as a consultant with Prince & Co., a business consulting firm which he owned. Mr. Prince has a degree in business administration from Babson College.

  ROBERT FRIED has served as the Company's chief marketing executive since joining the Company in 1990. In 1995, he was appointed Senior Vice President, Marketing of the Company. Prior to joining the Company in 1990, Mr. Fried served in various executive marketing positions at Motorola, Quasar Electronics, Rockwell International, Starcraft Leisure Products, Marantz Stereo Company, Nautilus Fitness, Inc. and Hansen Foods.

Mr. Fried has a bachelors degree from Providence College and a masters degree in marketing from Boston University.

  ROBERT ZEICHICK has served as the Company's chief advertising and promotion executive since joining the Company in November 1990. In 1995, he was appointed Vice President, Advertising and Sales Promotion of the Company. From 1988 until joining the Company in 1990, Mr. Zeichick served as Vice President of Advertising and Sales Promotion at Nautilus Fitness, Inc. and Hansen Foods. Mr. Zeichick worked as an independent advertising consultant from 1984 until 1988 and worked on such brand names as Applause, Walt Disney Home Video and Marantz. Mr. Zeichick has degrees in journalism and mass communications from California State University.

  DANIEL WARREN has served as a director of the Company since 1993. From January 1996 until the present, Mr. Warren has been self-employed as a consultant. From March 1992 until January 1996, Mr. Warren was Vice President of Planning and Accounting of National Vision Associates, Ltd.

BOARD COMMITTEES

  The Board of Directors intends to establish an Audit Committee and a Compensation Committee following the closing of the Offering. The Audit Committee's functions include recommending to the Board of Directors the engagement of the Company's independent certified public accountants, reviewing with those accountants the results of their audit of the financial statements and determining the independence of the accountants. The Compensation Committee reviews and makes recommendations about compensation payable to the Company's executive officers and key employees and about the Company's employee benefit plans. A majority of the members of the Audit and Compensation Committees will consist of independent directors.

DIRECTOR COMPENSATION

  Before the Offering, the Company has not paid fees to its directors. Following the Offering, the Company intends to pay non-employee directors a fee of $8,000 per year.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  The Company does not currently have a compensation committee. For the fiscal year ended October 31, 1996, all decisions regarding executive compensation were made by the Company's Board of Directors. No interlocking relationship exists between any member of the Company's Compensation Committee and any member of any other company's board of directors or compensation committee.

EXECUTIVE COMPENSATION

  The following table sets forth information concerning compensation for fiscal 1996 to the Chief Executive Officer and each of the four most highly compensated executive officers of the Company (the "Named Executive Officers") in that fiscal year:

                          SUMMARY COMPENSATION TABLE

                                            ANNUAL COMPENSATION
                                            --------------------  ALL OTHER
        NAME AND PRINCIPAL POSITION          SALARY     BONUS    COMPENSATION
        ---------------------------         -------------------- ------------
Bernard Weiss, Chief Executive Officer..... $ 145,414 $        0  $   1,335(1)
Julie Heldman, President................... $ 161,700 $        0  $   5,542(1)
Michael Prince, Chief Financial Officer.... $ 157,345 $  300,000  $ 300,000(2)
Robert Fried, Senior Vice President,
 Marketing................................. $ 138,692 $   50,000  $       0
Robert Zeichick, Vice President,
 Advertising and Sales Promotion........... $ 138,692 $   50,000  $       0

--------
(1) Consists of auto allowances.
(2) Represents the value in May 1996 (as determined by the Board of Directors) of 108,016 shares of Common Stock issued to Mr. Prince in consideration of services rendered to the Company.

EMPLOYMENT AGREEMENTS WITH EXECUTIVE OFFICERS

  Bernard Weiss, Julie Heldman, Michael Prince, Robert Fried and Robert Zeichick have each entered into an employment agreement with the Company to take effect as of the closing of the Offering. Pursuant to those agreements, these executive officers have agreed to render services until October 31, 2000, and will be entitled to salary at the following annual rates during the term of their contracts (subject to increases from time to time approved by the Board of Directors or Compensation Committee): Mr. Weiss--$190,000; Ms. Heldman--$190,000; Mr. Prince--$175,000; Mr. Fried--$175,000; and Mr.
Zeichick--$160,000. Upon termination of employment by the Company without cause or by an executive officer upon an adverse event, an executive officer will continue to receive salary and benefits until the later to occur of October 31, 2000 or one year following termination. The employment agreements define an "adverse event" to include the occurrence of any of the following, without the prior written consent of the executive officer: (i) the executive's demotion as evidenced by the loss of the executive officer's title, (ii) a significant diminution of the executive's on-going duties and responsibilities, (iii) the relocation of the Company's principal executive offices outside the Los Angeles Metropolitan area, or (iv) the Company requiring executive to relocate to an office outside the Los Angeles Metropolitan area for a period exceeding three months in any calendar year. If employment terminates as a result of death, the executive officer's estate will receive a payment equal to the aggregate amount of unpaid salary through October 31, 2000. The payment will be made, if insured, upon receipt of the proceeds of the key person life insurance maintained by the Company. Otherwise the payment will be made over the term of the executive's employment agreement. If employment terminates as a result of disability, the executive officer will continue to receive salary and benefits through October 31, 2000, offset by any government benefits and any benefits the employee receives under disability insurance provided by the Company.

STOCK PLAN

  The Company adopted a Stock Plan (the "Stock Plan") in May 1997. Each executive officer, other employee, non-employee director or consultant of the Company or any of its future subsidiaries is eligible to be considered for the grant of awards under the Stock Plan. A maximum of 600,000 shares of Common Stock may be issued pursuant to awards granted under the Stock Plan, subject to certain adjustments to prevent dilution. Any shares of Common Stock subject to an award which for any reason expires or terminates unexercised are again available for issuance under the Stock Plan. The Plan terminates in 2007.

  The Stock Plan will be administered by the Company's Board of Directors or by a committee of two or more directors appointed by the Board of Directors (the "Administrator"). Subject to the provisions of the Stock Plan, the Administrator will have full and final authority to select the executives and other employees to whom awards will be granted thereunder, to grant the awards and to determine the terms and conditions of the awards and the number of shares to be issued pursuant thereto.

  The Stock Plan authorizes the Administrator to enter into any type of arrangement with an eligible employee that, by its terms, involves or might involve the issuance of (i) shares of Common Stock, (ii) an option, warrant, convertible security, stock appreciation right or similar right with an exercise or conversion privilege at a price related to the Common Stock, or
(iii) any other security or benefit with a value derived from the value of the Common Stock. No person may receive awards representing more than 25% of the number of shares of Common Stock covered by the Stock Plan (150,000 shares).

  Awards under the Stock Plan are not restricted to any specified form or structure and may include arrangements such as sales, bonuses and other transfers of stock, restricted stock, stock options, reload stock options, stock purchase warrants, other rights to acquire stock or securities convertible into or redeemable for stock, stock appreciation rights, phantom stock, dividend equivalents, performance units or performance shares. An award may consist of one such arrangement or two or more such arrangements in tandem or in the alternative. An award may provide for the issuance of Common Stock for any lawful consideration, including services rendered or, to the extent permitted by applicable state law, to be rendered.

  An award under the Stock Plan may permit the recipient to pay all or part of the purchase price of the shares or other property issuable pursuant to the award, and/or to pay all or part of the recipient's tax withholding obligations for that issuance, by delivering previously owned shares of capital stock of the Company or other property, or by reducing the amount of shares or other property otherwise issuable pursuant to the award. If an option granted under the Stock Plan permits the recipient to pay for the shares underlying the option with previously owned shares, the option may grant the recipient the right to "pyramid" his or her previously owned shares, i.e., to exercise the option in successive transactions, starting with a relatively small number of shares and, by a series of exercises using shares acquired from each transaction to pay the purchase price of the shares acquired in the following transaction, to exercise the option for a larger number of shares with no more investment than the original share or shares delivered.

  The Administrator may amend or terminate the Stock Plan at any time and in any manner, subject to the following: (i) no recipient of any award may, without his or her consent, be deprived of the award or of any of his or her rights under or relating to the award as a result of the amendment or termination; and (ii) if any rule or regulation promulgated by the Securities and Exchange Commission (the "Commission"), the Internal Revenue Service or any national securities exchange or quotation system upon which any of the Company's securities are listed requires that the amendment be approved by the Company's stockholders, then the amendment will not be effective until it has been approved by the Company's shareholders.

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

  The Company's Articles of Incorporation include a provision that eliminates the personal liability of its directors to the Company and its shareholders for monetary damages for breach of the directors' fiduciary duties in certain circumstances. This limitation has no effect on a director's liability (i) for acts or omissions that involve intentional misconduct or a knowing and culpable violation of law, (ii) for acts or omissions that a director believes to be contrary to the best interests of the Company or its shareholders or that involve the absence of good faith on the part of the director, (iii) for any transaction from which a director derived an improper personal benefit,
(iv) for acts or omissions that show a reckless disregard for the director's duty to the Company or its shareholders in circumstances in which the director was aware, or should have been aware, in the ordinary course of performing a director's duties, of a risk of a serious injury to the Company or its shareholders, (v) for acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director's duty to the Company or its shareholders, (vi) under Section 310 of the California Corporations Code (the "California Code") (concerning contracts or transactions between the Company and a director) or (vii) under Section 316 of the California Code (concerning directors' liability for improper dividends, loans and guarantees). The provision does not extend to acts or omissions of a director in his capacity as an officer. Further, the provision will not affect the availability of injunctions and other equitable remedies available to the Company's shareholders for any violation of a director's fiduciary duty to the Company or its shareholders.

  The Company's Articles of Incorporation also include an authorization for the Company to indemnify its agents (as defined in Section 317 of the California Code), through bylaw provisions, by agreement or otherwise, to the fullest extent permitted by law. Pursuant to this provision, the Company's Bylaws provide for indemnification of the Company's directors, officers and employees. In addition, the Company, at its discretion, may indemnify persons whom the Company is not obligated to indemnify. The Bylaws also allow the Company to enter into indemnity agreements with individual directors, officers, employees and other agents. The Company has entered into indemnification agreements designed to provide the maximum indemnification permitted by law with all the directors and executive officers of the Company. These agreements, together with the Company's Bylaws and Articles of Incorporation, may require the Company, among other things, to indemnify these directors and executive officers against certain liabilities that may arise by reason of their status or service as directors or executive officers (other than liabilities resulting from willful misconduct of a culpable nature), to advance expenses to them as they are incurred, provided that they undertake to repay the amount advanced if it is ultimately determined by a court that they are not entitled to indemnification, and to obtain directors' and officers' insurance if available on reasonable terms. The Company maintains directors' and officers' liability insurance.

  Section 317 of the California Code, the Company's Bylaws and the Company's indemnification agreements with its directors and executive officers make provision for the indemnification of officers, directors and other corporate agents in terms sufficiently broad to indemnify those persons, under certain circumstances, for liabilities (including reimbursement of expenses incurred) arising under the Securities Act. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

                CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

  The Company has been treated as an S Corporation since 1990. The Company paid an aggregate of $4,685,000 in dividends to the Existing Shareholders from November 1, 1993 through April 30, 1997. These dividends were paid to the Existing Shareholders to pay their income taxes, and as a return on their investment. The Company intends to pay to the Existing Shareholders dividends equal to $635,000 plus the amount of the Company's net income from May 1, 1997 through the Termination Date. These dividends will be paid to the Existing Shareholders before the closing of the Offering.

  The Company and the Existing Shareholders have entered into a tax indemnification agreement relating to their respective income tax liabilities. See "Termination of S Corporation Status."

  Until April 1997, Mr. Weiss and Ms. Heldman personally guaranteed the Company's obligation under the loan from its commercial bank. Mr. Weiss and Ms. Heldman have personally guaranteed the Company's performance under the lease for its corporate offices and warehouse (the "Lease Guarantee"). The Lease Guarantee has been suspended and shall remain suspended so long as the Company's net worth equals or exceeds $1,500,000, and will terminate upon the closing of the Offering.

  Robert Fried and Robert Zeichick, executive officers of the Company, are officers, directors and significant shareholders of Brandmark, Inc., a corporation which has a license from Laura Ashley to produce timepieces bearing the Laura Ashley trademark. In fiscal 1996, the Company purchased from Brandmark, Inc. an aggregate of $362,000 of timepieces bearing the Laura Ashley trademark. The Company, with the financial participation of its distributors, gave these timepieces to its 1996 Laura Ashley Loyal Partners as a promotional incentive. The Company did not make any purchases from Brandmark, Inc. during the six months ended April 30, 1997; however, by the end of fiscal 1997, the Company plans to purchase from Brandmark, Inc. approximately $450,000 of Laura Ashley timepieces for its 1997 Laura Ashley Loyal Partners. The activities of Mr. Fried and Mr. Zeichick with Brandmark, Inc. have not interfered with their responsibilities as executive officers of the Company.

  In January 1995, the Company purchased from The Weiss Family Trust a limited partnership interest in International Business Center, a California limited partnership ("IBC"), which owns the premises formerly used by the Company as its principal executive offices. Bernard Weiss and Julie Heldman, the Chief Executive Officer and President, respectively, and Co-Chairmen of the Board of the Company, are trustees of The Weiss Family Trust. The Company paid $75,000 for the limited partnership interest, an amount equal to the purchase price originally paid by The Weiss Family Trust. The Company paid for the limited partnership interest with a non-interest bearing promissory note which was paid in full in January 1996.

  In March 1993, the Company issued two subordinated notes (the "Subordinated Notes"), each in the principal amount of $200,000, to Edward Weiner and Daniel Warren in consideration of the cancellation of demand loans made by Messrs. Weiner and Warren to the Company. Mr. Warren is a director of the Company and Messrs. Weiner and Warren are significant shareholders of the Company. The Subordinated Notes, which provided for an annual interest rate of 5.5%, payable annually, were due on March 1, 1998. One of the Subordinated Notes was repaid in April 1995 and the other was repaid in October 1996.

  In June 1992, Mr. Weiss and Ms. Heldman loaned the Company $400,000. The promissory note evidencing the loan provided for an annual interest rate equal to one and one-half percent over the prime rate of Wells Fargo Bank, adjusted annually, and was due on May 31, 1997. The loan was repaid in October 1996.

  The Company believes that the transactions described above were on terms no less favorable to the Company than could have been obtained in arm's length transactions from unaffiliated third parties.

                      PRINCIPAL AND SELLING SHAREHOLDERS

  The following table sets forth certain information regarding the beneficial ownership of the Common Stock as of April 30, 1997, and as adjusted to reflect the sale of 1,600,000 shares of Common Stock by the Company and the sale of 200,000 shares of Common Stock by the Selling Shareholders offered by this Prospectus, for (i) each person who is known to the Company to be the beneficial owner of more than 5% of the outstanding Common Stock, (ii) each of the Company's directors, (iii) each of the Named Executive Officers, and (iv) all directors and executive officers of the Company as a group. The address of each person listed is in care of the Company, 498 North Oak Street, Inglewood, California 90302, unless otherwise set forth below such person's name.

                          SHARES BENEFICIALLY OWNED                SHARES BENEFICIALLY OWNED
                             PRIOR TO OFFERING(1)                   AFTER THE OFFERING(1)(2)
                          ----------------------------             ----------------------------
                                                        NUMBER OF
                            NUMBER OF       PERCENT       SHARES     NUMBER OF       PERCENT
    NAME AND ADDRESS         SHARES         OF CLASS    OFFERED(2)    SHARES         OF CLASS
    ----------------      --------------- ------------  ---------- --------------- ------------
The Weiss Family Trust
 (3)....................        2,393,543         66.5%  132,954         2,260,589         43.5%
Bernard Weiss (3).......        2,393,543         66.5   132,954         2,260,589         43.5
Julie Heldman (3).......        2,393,543         66.5   132,954         2,260,589         43.5
Edward Weiner (4).......          349,250          9.7    19,400           329,850          6.3
 600 Golden Harbor Drive
 Boca Raton, Florida
  33431
Daniel Warren...........          349,250          9.7    19,400           329,850          6.3
 85 Old Stratton Chase
 Atlanta, GA 30328
Robert Fried............          200,234          5.6    11,123           189,111          3.6
Robert Zeichick.........          200,234          5.6    11,123           189,111          3.6
Michael Prince..........          108,016          3.0     6,000           102,016          2.0
All of the directors and
 executive officers as a
 group (6 Persons)......        3,251,277         90.3   180,600         3,070,677         59.0

--------
(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission that deem shares to be beneficially owned by any person who has or shares voting or investment power for those shares. Unless otherwise indicated, the persons named in this table have sole voting and sole investment power for all shares shown as beneficially owned, subject to community property laws where applicable.
(2) Assumes no exercise of the Over-Allotment Option. If the Over-Allotment Option is exercised in full, the Company will sell an additional 67,500 shares of Common Stock and the Selling Shareholders will sell an additional 202,500 shares of Common Stock. In such event, upon the closing of the Offering (i) The Weiss Family Trust will sell an aggregate of 267,571 shares and beneficially own 2,125,972 shares, or 40.4% of the Company's outstanding Common Stock, (ii) Bernard Weiss will beneficially own 2,125,972 shares, or 40.4% of the Company's outstanding Common Stock,
    (iii) Julie Heldman will beneficially own 2,125,972 shares, or 40.4% of the Company's outstanding Common Stock, (iv) Edward Weiner will sell an aggregate of 39,042 shares and beneficially own 310,208 shares, or 5.9% of the Company's outstanding Common Stock, (v) Daniel Warren will sell an aggregate of 39,042 shares and beneficially own 310,208 shares, or 5.9% of the Company's outstanding Common Stock, (vi) Robert Fried will sell an aggregate of 22,385 shares and beneficially own 177,849 shares, or 3.4% of the Company's outstanding Common Stock, (vii) Robert Zeichick will sell an aggregate of 22,385 shares and beneficially own 177,849 shares, or 3.4% of the Company's outstanding Common Stock, (viii) Michael Prince will sell an aggregate of 12,075 shares and beneficially own 95,941 shares, or 1.8% of the Company's outstanding Common Stock, and (ix) all directors and executive officers as a group will beneficially own 2,887,819 shares, or 54.8% of the Company's outstanding Common Stock.
(3) Bernard Weiss and Julie Heldman are married. Mr. Weiss and Ms. Heldman are co-trustees of The Weiss Family Trust, and have voting and investment power for shares held by The Weiss Family Trust.
(4) Edward Weiner served as a director of the Company from March 1993 until June 2, 1997.

                         DESCRIPTION OF CAPITAL STOCK

  The Company is authorized to issue 30,000,000 shares of Common Stock, par value $0.001 per share, and 5,000,000 shares of Preferred Stock, par value $0.001 per share. At April 30, 1997, the Company had six holders of record of the Common Stock. The following statements are brief summaries of certain provisions relating to the Company's capital stock.

COMMON STOCK

  The holders of Common Stock are entitled to one vote for each share held of record on all matters on which the holders of Common Stock are entitled to vote and have cumulative voting rights for the election of directors. The right to cumulate votes will automatically cease as of the first record date of the Company's annual meeting of shareholders where the Company has at least 800 holders of its equity securities (as determined under the California General Corporation Law). The holders of Common Stock are entitled to receive dividends ratably when, as and if declared by the Board of Directors out of funds legally available therefor. In the event of liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled, subject to the rights of holders of Preferred Stock issued by the Company, if any, to share ratably in all assets remaining available for distribution to them after payment of liabilities and after provision is made for each class of stock, if any, having preference over the Common Stock.

  The holders of Common Stock have no preemptive or conversion rights and they are not subject to further calls or assessments by the Company. There are no redemption or sinking fund provisions applicable to the Common Stock. The outstanding shares of Common Stock are, and the shares of Common Stock issuable pursuant to this Prospectus will be, when issued, fully paid and nonassessable.

PREFERRED STOCK

  The Board of Directors has the authority to issue the authorized and unissued Preferred Stock in one or more series with such designations, rights and preferences as may be determined from time to time by the Board of Directors. Accordingly, the Board of Directors is empowered, without shareholder approval, to issue Preferred Stock with dividend, liquidation, conversion, voting or other rights which adversely affect the voting power or other rights of the holders of the Company's Common Stock. In the event of issuance, the Preferred Stock could be utilized, under certain circumstances, as a way of discouraging, delaying or preventing an acquisition or change in control of the Company. The Company does not currently intend to issue any shares of its Preferred Stock.

REGISTRATION RIGHTS

  Pursuant to an agreement between the Company and the Existing Shareholders, the Existing Shareholders have the right to include all shares of Common Stock from time to time held by them in any registered public offering by the Company for cash (subject to customary provisions regarding underwriter cutbacks). The Board of Directors of the Company has the right to terminate this agreement in its sole and absolute discretion in the event of any merger or consolidation between the Company and another entity in which the Company is not the surviving corporation.

TRANSFER AGENT

  The Company's transfer agent and registrar for its Common Stock is American Stock Transfer and Trust Company, 40 Wall Street, New York, New York 10005.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Before the Offering, there has been no public market for the Company's Common Stock. Sales of substantial amounts of Common Stock in the public market could adversely affect the market price of the Common Stock.

  Upon completion of the Offering, the Company will have outstanding an aggregate of 5,200,527 shares of Common Stock, assuming no exercise of the Over-Allotment Option. Of these shares, the 1,800,000 shares sold in the Offering will be freely tradeable without restriction or further registration under the Securities Act, unless held by "affiliates" of the Company, as that term is defined in Rule 144 under the Securities Act. The remaining 3,400,527 shares of Common Stock held by the Existing Shareholders are "restricted" securities within the meaning of Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 promulgated under the Securities Act, as summarized below.

  Each Existing Shareholder has agreed not to sell, transfer, assign, or otherwise dispose of, any beneficial interest in the Common Stock held by him or her (except for transfers to and/or among their respective family members) for a period of 360 days following the date of this Prospectus, except with Fechtor Detwiler's prior written consent and except that each shareholder may transfer up to 104,000 shares in the aggregate after 180 days following the date of this Prospectus. As a result of these contractual restrictions, no shares will be eligible for immediate sale on the effective date of the Offering. All of the 3,400,527 shares will become eligible for sale upon expiration of or earlier release from the lock-up provisions, subject to compliance with the volume limitations of Rule 144 (summarized below) by holders of 3,070,677 of these shares.

  In general, under Rule 144 as currently in effect, an affiliate of the Company, or person (or persons whose shares are aggregated) who has beneficially owned restricted shares for at least one year but less than two years, will be entitled to sell in any three-month period a number of shares that does not exceed the greater of (i) 1% of the then outstanding shares of Common Stock (approximately 52,000 shares immediately after the Offering) or
(ii) the average weekly trading volume during the four calendar weeks immediately preceding the date on which notice of the sale is filed with the Securities and Exchange Commission. Sales pursuant to Rule 144 are subject to certain requirements relating to manner of sale, notice and availability of current public information about the Company. A person (or person whose shares are aggregated) who is not deemed to have been an affiliate of the Company at any time during the 90 days immediately preceding the sale and who has beneficially owned his or her shares for at least two years is entitled to sell these shares pursuant to Rule 144(k) without regard to the limitations described above.

  The Company has reserved an aggregate of 600,000 shares of Common Stock for issuance pursuant to the Stock Plan. The Company intends to file a registration statement under the Securities Act to register the 600,000 shares of Common Stock reserved for issuance under the Stock Plan. The registration statement is expected to be filed following the date of this Prospectus and will become effective immediately upon filing with the Securities and Exchange Commission. Shares issued under the Stock Plan after the effective date of such registration statement generally will be available for sale to the public without restriction, except for shares issued to affiliates of the Company, which will remain subject to the volume and manner of sale limitations of Rule 144 and the 360 day lock-up provisions. See "Underwriting."

                                 UNDERWRITING

  The Underwriters named below (the "Underwriters"), represented by Fechtor, Detwiler & Co., Inc. and Van Kasper & Company (the "Representatives"), have severally agreed, subject to the terms and conditions of the Underwriting Agreement (the "Underwriting Agreement"), to purchase from the Company and the Selling Shareholders, and the Company and the Selling Shareholders have agreed to sell to the Underwriters, the number of shares of Common Stock set forth opposite the Underwriter's name below:

UNDERWRITERS                                                    NUMBER OF SHARES
------------                                                    ----------------
Fechtor, Detwiler & Co., Inc. .................................
Van Kasper & Company...........................................
                                                                   ---------
  Total........................................................    1,800,000
                                                                   =========

  The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent, including the absence of any material adverse change in the Company's business and the receipt of certain certificates, opinions and letters from the Company and the Selling Shareholders and their counsel and independent auditors. The nature of the underwriting commitment is such that the Company is obligated to sell and the Underwriters are obligated to purchase all, if any, of the shares of Common Stock offered by this Prospectus.

  The Company has been advised by the Underwriters that they propose initially to offer the Common Stock to the public at the public offering price set forth on the cover page of this Prospectus and to allow to certain dealers
concessions not in excess of $   per share of Common Stock. Such dealers may
re-allow a concession not in excess of $   per share of Common Stock to other
dealers. After the commencement of the Offering, the public offering price, concession and reallowance may be changed by the Underwriters. The Underwriters have advised the Company that they do not anticipate sales to discretionary accounts by the Underwriters to exceed five percent of the total number of shares of Common Stock offered by this Prospectus.

  At the request of the Company, up to 150,000 shares of Common Stock offered in the Offering will be reserved for sale to employees and others having a business relationship with the Company. The price of these shares to these persons will be the public offering price set forth on the cover page of this Prospectus.

  The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, the Exchange Act and any other statute or at common law or otherwise under the laws of foreign countries, arising out of or based upon any untrue statement of or failure to state a material fact in any preliminary Prospectus, final Prospectus, the Registration Statement of which this Prospectus is a part or in certain other documents and to contribute to certain payments that the Underwriters may be required to make. The Company has also agreed to reimburse the Underwriters for their actual out-of-pocket expenses not to exceed $135,000 in the aggregate, of which none has been paid to date.

  The Company and the Selling Shareholders have granted to the Underwriters the Over-Allotment Option, exercisable within 30 days after the date of this Prospectus, to purchase up to an aggregate of 67,500 additional shares from the Company and 202,500 additional shares from the Selling Shareholders at the initial public offering price per share of Common Stock offered by this Prospectus, less underwriting discounts. The option may be exercised only for the purpose of covering over-allotments, if any, incurred in the sale of the Common Stock offered by this Prospectus.

  Pursuant to the Underwriting Agreement, the Company has granted Fechtor Detwiler a right of first refusal to represent the Company in any subsequent financing or other transaction for which the Company requires the services of an investment banker or broker/dealer for a three-year period commencing upon the consummation of the Offering.

  In connection with the Offering, the Company has agreed to sell to the Representatives, for nominal consideration, the Representatives' Warrants to purchase from the Company 180,000 shares of Common Stock which have been registered in the Registration Statement of which this Prospectus is a part. The Representatives' Warrants are initially exercisable at a price equal to 120% of the initial public offering price for a period of four years commencing one year from the effective date of the Registration Statement. The Representatives' Warrants contain anti-dilution provisions for, among others, stock dividends, stock splits, mergers, sale of substantially all of the Company's assets (but not the sale or issuance of Common Stock at a price below the then current exercise price of the Representatives' Warrants).

  Pursuant to the Underwriting Agreement, for a period of three years from the consummation of the Offering, Fechtor Detwiler may designate one representative to sit on the Board of Directors of the Company.

  Before the Offering, there has been no public market for the Common Stock. Consequently, the initial public offering price for the Common Stock has been determined by negotiations between the Company and the Representatives and is not necessarily related to the Company's asset value, net worth or other established criteria of value. The factors considered in such negotiations, in addition to prevailing market conditions, included the history of, and prospects for, the industry in which the Company competes, an assessment of the Company's management, the prospects of the Company, its capital structure and certain other factors which were deemed relevant.

  The foregoing is a summary of the principal terms of the agreements described above and does not purport to be complete. Reference is made to a copy of each such agreement which is filed as an exhibit to the Registration Statement of which this Prospectus forms a part. See "Additional Information."

                                 LEGAL MATTERS

  Counsel for the Company, Troop Meisinger Steuber & Pasich, LLP, Los Angeles, California, will render an opinion to the effect that the Common Stock offered by the Selling Shareholders is, and the Common Stock offered by the Company upon sale will be, duly and validly issued, fully paid and non-assessable. Proskauer Rose LLP, Boca Raton, Florida, has acted as counsel to the Underwriters in connection with certain legal matters relating to the Offering.

                                    EXPERTS

  The financial statements of Signature Eyewear, Inc. at October 31, 1996 and October 31, 1995, and for each of the three years in the period ended October 31, 1996 have been audited by Altschuler, Melvoin and Glasser LLP, independent auditor, as set forth in their reports appearing elsewhere in this Prospectus and Registration Statement, and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

                            ADDITIONAL INFORMATION

  The Company has filed with the Securities and Exchange Commission in Washington, D.C., a Registration Statement under the Securities Act for the shares offered by this Prospectus. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits included with the Registration Statement. Statements contained in this Prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and with respect to any contract or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement is qualified in its entirety by this reference. For further information about the Company and the shares offered by this Prospectus, reference is hereby made to the Registration Statement and exhibits included with the Registration Statement. A copy of the Registration Statement, including exhibits, may be inspected without charge at the Securities and Exchange Commission's principal office in Washington, D.C., and copies of all or any part thereof may be obtained from the Public Reference Section of the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of certain prescribed rates.

  Upon consummation of the Offering, the Company will become subject to the information requirements of the Exchange Act and, in accordance therewith, will file reports and other information with the Securities and Exchange Commission in accordance with its rules. These reports and other information concerning the Company may be inspected and copied at the public reference facilities referred to above as well as certain regional offices of the Securities and Exchange Commission.

  The Securities and Exchange Commission maintains a Web Site which contains reports, proxy and information statements and other information regarding issuers that file electronically with the Securities and Exchange Commission (such as the Company) at http://www.sec.gov.

                            SIGNATURE EYEWEAR, INC.

                         INDEX TO FINANCIAL STATEMENTS

                                                                           PAGE
                                                                           ----
Independent Auditors' Report.............................................. F-2

Balance Sheets at October 31, 1995 and 1996 and (Unaudited) April 30,
 1997..................................................................... F-3

Statement of Income for the years ended October 31, 1994, 1995 and 1996 and (Unaudited) for the Six Months Ended April 30, 1996 and 1997......... F-4

Statement of Changes in Stockholders' Equity for the years ended October
 31, 1994, 1995 and 1996 and (Unaudited) for the Six Months Ended April
 30, 1997................................................................. F-5

Statement of Cash Flows for the years ended October 31, 1994, 1995 and
 1996 and (Unaudited) for the Six Months Ended April 30, 1996 and 1997.... F-6

Notes to the Financial Statements......................................... F-7

                         INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
Signature Eyewear, Inc.

  We have audited the accompanying balance sheets of SIGNATURE EYEWEAR, INC. (an S corporation) as of October 31, 1995 and 1996, and the related statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended October 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Signature Eyewear, Inc. at October 31, 1995 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended October 31, 1996, in conformity with generally accepted accounting principles.

                                          ALTSCHULER, MELVOIN AND GLASSER LLP

Los Angeles, California
January 15, 1997

                            SIGNATURE EYEWEAR, INC.

                                 BALANCE SHEETS

             OCTOBER 31, 1995 AND 1996 AND UNAUDITED APRIL 30, 1997

                                                            APRIL 30,  1997
                                                        -----------------------
                                                                     PRO FORMA
                                    1995       1996       ACTUAL     (NOTE 1)
                                 ---------- ----------- ----------- -----------
                                                               UNAUDITED
             ASSETS
Current Assets:
  Cash.......................... $   28,724 $   214,399 $    59,673 $    59,673
  Accounts receivable, trade
   (net of allowance for
   doubtful accounts of $24,028
   in 1995, $45,000 in 1996 and
   $65,000 in 1997).............  2,745,291   3,849,750   4,724,307   4,724,307
  Inventories...................  3,627,951   4,635,928   5,338,000   5,338,000
  Prepaid expenses and other
   current assets...............     60,182     288,859     458,793     458,793
                                 ---------- ----------- ----------- -----------
                                  6,462,148   8,988,936  10,580,773  10,580,773
                                 ---------- ----------- ----------- -----------
Property and Equipment (net of
 accumulated depreciation and
 amortization--Note 2)..........    599,461   1,040,374   1,132,822   1,132,822
                                 ---------- ----------- ----------- -----------
Other Assets:
  Deferred charges (net of
   amortization of $194,743 in
   1995, $210,972 in 1996 and
   $210,972 in 1997--Note 1)....     16,229           0           0           0
  Deposits and other............    181,985     263,747     263,747     263,747
                                 ---------- ----------- ----------- -----------
                                    198,214     263,747     263,747     263,747
                                 ---------- ----------- ----------- -----------
                                 $7,259,823 $10,293,057 $11,977,342 $11,977,342
                                 ========== =========== =========== ===========
 LIABILITIES AND STOCKHOLDERS'
             EQUITY
Current Liabilities:
  Accounts payable, trade....... $1,566,019 $ 2,571,945 $ 2,941,903 $ 2,941,903
  Note payable, bank (Note 3)...  1,755,000   3,100,000   4,625,000   4,625,000
  Current portion of long-term
   debt (Note 4)................    202,826     206,394     571,790     571,790
  Accrued expenses and other
   current liabilities..........  1,078,767   1,328,698   1,140,992   1,140,992
  Dividends payable.............          0           0           0     635,000
                                 ---------- ----------- ----------- -----------
                                  4,602,612   7,207,037   9,279,685   9,914,685
                                 ---------- ----------- ----------- -----------
Long-term Debt (Note 4).........    349,199     156,883      62,415      62,415
Notes Payable, Stockholders
 (Note 7).......................    362,500           0           0           0
                                 ---------- ----------- ----------- -----------
                                    711,699     156,883      62,415      62,415
                                 ---------- ----------- ----------- -----------
Commitments (Note 5)
Stockholders' Equity (Note 6):
  Preferred stock...............          0           0           0           0
  Common stock (3,492,511 shares
   issued and outstanding at
   October 31, 1995 and
   3,600,527 shares issued and
   outstanding at October 31,
   1996 and April 30, 1997).....      7,500       7,732       7,732       7,732
  Paid-in capital...............    113,261     413,029     413,029   1,912,341
  Retained earnings.............  1,824,751   2,508,376   2,214,481      80,169
                                 ---------- ----------- ----------- -----------
                                  1,945,512   2,929,137   2,635,242   2,000,242
                                 ---------- ----------- ----------- -----------
                                 $7,259,823 $10,293,057 $11,977,342 $11,977,342
                                 ========== =========== =========== ===========

         The accompanying notes are an integral part of this statement.

                            SIGNATURE EYEWEAR, INC.

                              STATEMENT OF INCOME

                YEARS ENDED OCTOBER 31, 1994, 1995 AND 1996 AND
           UNAUDITED FOR THE SIX MONTHS ENDED APRIL 30, 1996 AND 1997

                                                                    SIX MONTHS ENDED
                                                                        APRIL 30,
                                                                 ------------------------
                             1994         1995         1996         1996         1997
                          -----------  -----------  -----------  -----------  -----------
                                                                        UNAUDITED
Net Sales...............  $20,050,685  $23,570,513  $28,280,086  $13,052,354  $16,038,054
Cost of Sales...........    9,666,062   10,988,106   11,931,299    5,625,371    6,632,110
                          -----------  -----------  -----------  -----------  -----------
Gross Profit............   10,384,623   12,582,407   16,348,787    7,426,983    9,405,944
                          -----------  -----------  -----------  -----------  -----------
Operating Expenses:
  Selling...............    5,854,838    6,509,752    8,328,296    3,681,742    4,700,464
  General and
   administrative.......    3,223,909    4,035,432    5,611,874    2,302,726    2,807,433
  Relocation expense ...            0      235,419       86,871       48,942            0
                          -----------  -----------  -----------  -----------  -----------
                            9,078,747   10,780,603   14,027,041    6,033,410    7,507,897
                          -----------  -----------  -----------  -----------  -----------
Income from Operations..    1,305,876    1,801,804    2,321,746    1,393,573    1,898,047
                          -----------  -----------  -----------  -----------  -----------
Other Income (Expense):
  Interest expense......     (200,814)    (201,196)    (338,373)    (166,612)    (188,654)
  Sundry income
   (expense)............        3,124       35,448       29,196        6,879       (2,488)
                          -----------  -----------  -----------  -----------  -----------
                             (197,690)    (165,748)    (309,177)    (159,733)    (191,142)
                          -----------  -----------  -----------  -----------  -----------
Income before State
 Income Taxes...........    1,108,186    1,636,056    2,012,569    1,233,840    1,706,905
Provision for State
 Income Taxes (Note 1)..        1,072        1,352          800          800          800
                          -----------  -----------  -----------  -----------  -----------
Net Income..............  $ 1,107,114  $ 1,634,704  $ 2,011,769  $ 1,233,040  $ 1,706,105
                          ===========  ===========  ===========  ===========  ===========
Pro Forma Data
 (unaudited):
  Income before
   provision for state
   income taxes (from
   above)...............  $ 1,108,186  $ 1,636,056  $ 2,012,569  $ 1,233,840  $ 1,706,905
  Income tax provision..      418,000      606,000      748,000      473,000      677,000
                          -----------  -----------  -----------  -----------  -----------
  Net income............  $   690,186  $ 1,030,056  $ 1,264,569  $   760,840  $ 1,029,905
                          ===========  ===========  ===========  ===========  ===========
  Net income per common
   share................                            $      0.36  $      0.22  $      0.29
                                                    ===========  ===========  ===========
  Common shares
   outstanding .........                              3,546,519    3,492,511    3,600,527
                                                    ===========  ===========  ===========


         The accompanying notes are an integral part of this statement.

                            SIGNATURE EYEWEAR, INC.

                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

                YEARS ENDED OCTOBER 31, 1994, 1995 AND 1996 AND
               UNAUDITED FOR THE SIX MONTHS ENDED APRIL 30, 1997

                              COMMON STOCK
                            ----------------
                             NO. OF
                             SHARES          PAID-IN   RETAINED
                             ISSUED   AMOUNT CAPITAL   EARNINGS       TOTAL
                            --------- ------ -------- -----------  -----------
Balance, November 1, 1993
 (Note 6).................  3,492,511 $7,500 $113,261 $   440,183  $   560,944
Net Income................          0      0        0   1,107,114    1,107,114
Dividends Paid............          0      0        0    (807,250)    (807,250)
                            --------- ------ -------- -----------  -----------
Balance, October 31,
 1994.....................  3,492,511  7,500  113,261     740,047      860,808
Net Income................          0      0        0   1,634,704    1,634,704
Dividends Paid............          0      0        0    (550,000)    (550,000)
                            --------- ------ -------- -----------  -----------
Balance, October 31,
 1995.....................  3,492,511  7,500  113,261   1,824,751    1,945,512
Net Income................          0      0        0   2,011,769    2,011,769
Issuance of Common Stock..    108,016    232  299,768           0      300,000
Dividends Paid............          0      0        0  (1,328,144)  (1,328,144)
                            --------- ------ -------- -----------  -----------
Balance, October 31,
 1996.....................  3,600,527  7,732  413,029   2,508,376    2,929,137
Net Income (unaudited)....          0      0        0   1,706,105    1,706,105
Dividends Paid
 (unaudited)..............          0      0        0  (2,000,000)  (2,000,000)
                            --------- ------ -------- -----------  -----------
Balance, April 30, 1997
 (unaudited)..............  3,600,527 $7,732 $413,029 $ 2,214,481  $ 2,635,242
                            ========= ====== ======== ===========  ===========


         The accompanying notes are an integral part of this statement.

                            SIGNATURE EYEWEAR, INC.

                            STATEMENT OF CASH FLOWS

                YEARS ENDED OCTOBER 31, 1994, 1995 AND 1996 AND
           UNAUDITED FOR THE SIX MONTHS ENDED APRIL 30, 1996 AND 1997

                                                                    SIX MONTHS ENDED
                                                                        APRIL 30,
                                                                 ------------------------
                             1994         1995         1996         1996         1997
                          -----------  -----------  -----------  -----------  -----------
                                                                        UNAUDITED
Cash Flows from
 Operating Activities:
 Net income.............  $ 1,107,114  $ 1,634,704  $ 2,011,769  $ 1,233,040  $ 1,706,105
 Adjustments to
  reconcile net income
  to net cash provided
  by (used in) operating
  activities:
 Depreciation and
  amortization..........      124,047      218,956      249,013      117,099      209,560
 Provision for bad
  debts.................       25,000      (26,952)      20,972       15,972       20,000
 Stock compensation.....            0            0      300,000            0            0
 Loss on abandonment of
  property and
  equipment.............            0       92,123            0            0            0
 Changes in assets--
  (increase) decrease:
  Accounts receivable,
   trade................      155,767     (851,423)  (1,125,431)  (1,004,132)    (894,557)
  Inventories...........      (46,647)  (1,134,544)  (1,007,977)  (1,118,084)    (702,072)
  Prepaid expenses and
   other assets.........       15,009     (142,549)    (310,439)    (309,197)    (169,934)
 Changes in
  liabilities--increase
  (decrease):
  Accounts payable,
   trade................      223,076       79,003    1,005,926     (107,490)     369,958
  Accrued expenses and
   other liabilities....      262,808      409,828      249,931      (56,989)    (187,706)
                          -----------  -----------  -----------  -----------  -----------
 Net cash provided by
  (used in) operating
  activities............    1,866,174      279,146    1,393,764   (1,229,781)     351,354
                          -----------  -----------  -----------  -----------  -----------
Cash Flows from
 Investing Activities:
 Purchases of property
  and equipment.........     (128,478)    (464,200)    (655,074)    (135,289)    (302,008)
 Net proceeds on sale of
  equipment.............        3,583            0            0            0            0
                          -----------  -----------  -----------  -----------  -----------
 Net cash used in
  investing activities..     (124,895)    (464,200)    (655,074)    (135,289)    (302,008)
                          -----------  -----------  -----------  -----------  -----------
Cash Flows from
 Financing Activities:
 Borrowings on long-term
  debt..................            0      525,000            0            0            0
 Borrowings on note
  payable, bank.........    7,520,000    9,275,000    9,310,000    5,085,000    4,900,000
 Repayments on note
  payable, bank.........   (8,100,000)  (8,820,000)  (7,965,000)  (2,740,000)  (3,375,000)
 Principal payments on
  long-term debt........      (41,775)     (66,936)    (207,371)    (217,069)    (229,072)
 Principal payments on
  notes payable,
  stockholders..........     (200,000)    (437,500)    (362,500)           0            0
 Proceeds from long-term
  debt..................            0            0            0            0      500,000
 Dividends paid.........     (807,250)    (550,000)  (1,328,144)    (640,000)  (2,000,000)
                          -----------  -----------  -----------  -----------  -----------
 Net cash provided by
  (used in) financing
  activities............   (1,629,025)     (74,436)    (553,015)   1,487,931     (204,072)
                          -----------  -----------  -----------  -----------  -----------
Net Increase (Decrease)
 in Cash................      112,254     (259,490)     185,675      122,861     (154,726)
Cash, Beginning of
 Period.................      175,960      288,214       28,724       28,724      214,399
                          -----------  -----------  -----------  -----------  -----------
Cash, End of Period.....  $   288,214  $    28,724  $   214,399  $   151,585  $    59,673
                          ===========  ===========  ===========  ===========  ===========
 Supplemental
  Disclosures of Cash
  Flow Information:
 Cash paid during the
  period for:
  Interest..............  $   200,810  $   193,044  $   337,575  $   159,932  $   179,787
                          ===========  ===========  ===========  ===========  ===========
  Income taxes..........  $     1,072  $     1,352  $       800  $       800  $       800
                          ===========  ===========  ===========  ===========  ===========
 Supplemental Schedule
  of Noncash Investing
  and Financing
  Activities:
  Purchase of equipment
   financed by capital
   lease obligation.....  $         0  $         0  $    18,623  $    18,623  $         0
                          ===========  ===========  ===========  ===========  ===========

         The accompanying notes are an integral part of this statement.

                            SIGNATURE EYEWEAR, INC.

                       NOTES TO THE FINANCIAL STATEMENTS
         OCTOBER 31, 1994, 1995 AND 1996 AND UNAUDITED APRIL 30, 1997

NOTE 1--NATURE OF ACTIVITIES AND SIGNIFICANT ACCOUNTING POLICIES:

  Signature Eyewear, Inc. (the "Company") designs, markets and distributes prescription eyeglass frames throughout the United States and internationally. Operations are conducted from leased premises in Inglewood, California.

  In preparing financial statements in conformity with generally accepted accounting principles, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  A summary of significant accounting policies is as follows:

  Inventories--Inventories (consisting of finished goods) are valued at the lower of cost, determined on a first-in, first-out (FIFO) basis, or market.

  Revenue Recognition--Revenue is recognized when merchandise is shipped. An allowance for estimated product returns is established based upon actual historical return percentages multiplied by current period sales less actual returns.

  Depreciation and Amortization--Depreciation and amortization of property and equipment are computed using the straight-line method over the useful economic life of the assets.

  Deferred Charges--Costs of product development incurred in connection with establishing the Laura Ashley Eyewear line (Note 5) were amortized on the straight-line basis over 39 months. The deferred charges were fully amortized as of January 31, 1996. Provision for amortization charged to operations for the years ended October 31, 1994, 1995 and 1996 amounted to $12,711, $64,914 and $16,229, respectively. Product development costs incurred subsequent to the Laura Ashley Eyewear line have been charged as expenses when and as incurred.

  Income Taxes--Pursuant to its S corporation status under the Internal Revenue Code, the Company is not subject to federal income taxes, and its income is allocated and taxed to the stockholders' individual income tax returns. Accordingly, no liability or provision for federal income taxes attributable to S corporation operations is included in the accompanying financial statements, nor are any deferred taxes provided for temporary differences between tax and financial reporting. Provision for state income taxes has been provided based upon the applicable state income tax rate, net of income tax credits and deductions as provided under the provisions of the Los Angeles Revitalization Zone.

  The impact on the Company's financial position and results of operations had the change in income tax status to a C corporation been effected as of April 30, 1997 would be to record a deferred tax asset and a deferred tax benefit in the amount of approximately $100,000. Management estimates that this amount will not materially differ at the actual S corporation termination date.

  Financial Instruments--The Company's financial instruments, when valued using market interest rates, would not be materially different from the amounts presented in the financial statements.

  Impairment of Assets--In November 1996, the Company adopted Statement of Financial Accounting Standards No. 121 (SFAS 121), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of". The Statement establishes accounting standards for the impairment of long-lived assets, certain identifiable intangibles, and goodwill related to those assets. There was no material effect on the financial statements from the adoption of SFAS 121. Under provisions of the Statement, impairment losses are

                            SIGNATURE EYEWEAR, INC.

recognized when expected future cash flows are less than the assets' carrying value. Accordingly, when indicators of impairment are present, the Company evaluates the carrying value of property, plant and equipment and intangibles in relation to the operating performance and future undiscounted cash flows of the underlying business. The Company adjusts the net book value of the underlying assets if the sum of expected future cash flows is less than book value.

  Derivatives--The Company has from time to time used derivative financial instruments to help manage its foreign currency exposure. The purpose is to hedge commitments for the purchase of inventory which are denominated in a specific foreign currency. Gains and losses on derivative financial instruments are deferred and recognized only when the transaction is completed.

  At October 31, 1995 and 1996, the Company had off-balance sheet forward commitments to purchase Japanese Yen in the amount of $1,459,111 and $1,459,457 related to the purchase of inventory. Each of the forward commitments matured in less than three months. As of April 30, 1997, the Company had no off-balance sheet forward commitments to purchase foreign currency.

  Unaudited Pro Forma Net Income--The unaudited pro forma net income represents the results of operations adjusted to reflect a provision for income tax on historical income before provision for income taxes, which gives effect to the change in the Company's income tax status to a C corporation subsequent to the public sale of its common stock. The difference between the pro forma income tax rates utilized and federal statutory rate of 35% relates primarily to state income taxes (approximately 6%, net of federal tax benefit).

  Unaudited Pro Forma Net Income Per Share--Historical net income per common share is not presented because it is not indicative of the ongoing entity. Unaudited pro forma net income per common share has been computed by dividing unaudited pro forma net income by the weighted average number of shares of common stock outstanding during the period.

  Unaudited Interim Financial Data--The interim financial data as of April 30, 1997 and for the six months ended April 30, 1996 and 1997 have been derived from unaudited financial statements of the Company. Management believes the Company's unaudited financial statements have been prepared on the same basis as the audited financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial position and results of operations for such periods. Results for the six months ended April 30, 1997 have not been audited and are not necessarily indicative of results to be expected for the full fiscal year.

  Unaudited Interim Pro Forma Balance Sheet--The interim unaudited pro forma balance sheet as of April 30, 1997 has been adjusted to reflect dividends payable of $635,000 and the reclassification of undistributed S corporation earnings to paid-in capital upon termination of the S corporation election. The remaining retained earnings balance of $80,169 represents C corporation earnings by the Company prior to the Company electing S corporation status in 1990.

                            SIGNATURE EYEWEAR, INC.

NOTE 2--PROPERTY AND EQUIPMENT:

  Property and equipment (stated at cost) as of October 31, 1995 and 1996 and April 30, 1997 consisted of the following:

                                  PERIODS OF                         APRIL 30,
                                 DEPRECIATION     1995       1996       1997
                                 ------------- ---------- ---------- ----------
                                                                     UNAUDITED
Office furniture and fixtures...    7 years    $  243,190 $  372,368 $  417,233
Computer equipment.............. 3 to 7 years     401,077    574,510    633,517
Software........................    3 years             0    317,536    498,833
Vehicles........................    7 years       162,744    153,141    153,141
Leasehold improvements.......... term of lease    146,582    164,685    178,880
Machinery and equipment held
 under capitalized leases.......    5 years       102,411    137,857    140,438
                                               ---------- ---------- ----------
                                                1,056,004  1,720,097  2,022,042
Less accumulated depreciation
 and amortization (including
 amortization on capitalized
 leases of $66,578, $94,693 and
 $103,769, respectively)........                  456,543    679,723    889,220
                                               ---------- ---------- ----------
Net book value..................               $  599,461 $1,040,374 $1,132,822
                                               ========== ========== ==========

  Provision for depreciation and amortization charged to operations for the years ended October 31, 1994, 1995 and 1996 and the six months ended April 30, 1996 and 1997 amounted to $111,336, $154,042, $232,784, $100,870 and $209,560,
respectively (including capitalized lease amortization of $20,169, $17,484, $26,587, $11,898 and $9,075, respectively).

NOTE 3--NOTE PAYABLE, BANK:

  At October 31, 1996, the Company had available, pursuant to a revolving Credit Agreement (the "Credit Agreement") with its commercial bank (the "Bank"), the use of letters of credit, banker's acceptances and loans in the aggregate amount of $5,000,000 ($4,025,000 at October 31, 1995). The commitment formula limited the amount available to the sum of 75% of eligible accounts receivable (as defined) and 40% of eligible inventory (as defined), with the inventory portion limited to the lesser of $2,000,000 or the accounts receivable borrowing base (as defined). At the Company's option, interest under the agreement was based on the London Interbank Offered Rate ("LIBOR") plus 2.75% and at the Bank's prime rate plus .75%. At October 31, 1996, interest rates ranged from 8.125% to 8.378% (8.617% to 8.625% at October 31, 1995) on a loan balance of $2,500,000 ($1,500,000 at October 31, 1995) under the LIBOR option and 9% (9.5% at October 31, 1995) on the remaining balance of $600,000 ($255,000 at October 31, 1995) under the prime rate option. The weighted average interest rate was 8.23% for the year ended October 31, 1996 (9.16% for the year ended October 31, 1995). The Credit Agreement was secured by substantially all of the assets of the Company and was guaranteed by the major stockholders of the Company up to $1,750,000. Under the commitment formula, the Company had available for borrowing approximately $1,077,000 and $1,011,000 as of October 31, 1996 and 1995, respectively.

  The Credit Agreement contains various covenants including requirements for the maintenance of minimum tangible net worth (as defined) and certain financial ratios, and provisions restricting the payment of dividends without the consent of the Bank, except for dividends in 1997 in an amount equal to the net income of the Company during the period it is an S corporation. The Company was in compliance with these covenants at October 31, 1996 and 1995.

                            SIGNATURE EYEWEAR, INC.

  In April 1997, the Company executed an amendment to the Credit Agreement (the "Amendment"), which expires in May 1998. The Amendment provides for an increase in the total commitments to $6,760,417. In connection with the Amendment, the interest rate option decreased to LIBOR plus 2.25% or the Bank's prime rate plus .25%. The weighted average interest rate was 8.19% for the six months ended April 30, 1997. Additionally, the Amendment provides that the major stockholders of the Company no longer guarantee the credit facility. Under the commitment formula, the Company had available for borrowing approximately $701,000 as of April 30, 1997.

  In June and July 1997, the Company executed two additional amendments to the Credit Agreement. The amendments provide for an increase in the total commitments to $7,935,417. The Amendments also provide for an increase in the inventory portion of the borrowing base to the lesser of $3,000,000 or the accounts receivable borrowing base (as defined), and the elimination of the provision restricting the payment of dividends without the consent of the Bank.

NOTE 4--LONG-TERM DEBT:

  Long-term debt at October 31, 1995 and 1996 and April 30, 1997 consisted of the following:

                                                                    APRIL 30,
                                                    1995     1996      1997
                                                  -------- -------- ----------
                                                                    UNAUDITED
Note payable, bank (secured by substantially all
 the assets of the Company, payable in monthly
 installments of $41,667, plus interest at the
 Bank's prime rate plus .5% per annum)........... $      0 $      0  $375,000

Note payable, bank (secured by substantially all
 the assets of the Company, payable in monthly
 installments of $11,111, plus interest at 9.75%
 per annum)......................................  366,667  233,333   166,667

Note payable, Bank (secured by certain vehicles,
 payable in monthly installments of $3,472, plus
 interest at 8.75% per annum)....................  125,000   83,334    62,500

Liability for transportation equipment under a
 purchase agreement (interest at 8.9%)...........   19,124   13,306    10,192

Liability for machinery and equipment under
 various capitalized lease agreements (interest
 rates ranging from approximately 12% to 21%)....   41,234   33,304    19,846
                                                  -------- --------  --------
                                                   552,025  363,277   634,205

Less current portion.............................  202,826  206,394   571,790
                                                  -------- --------  --------
Long-term portion................................ $349,199 $156,883  $ 62,415
                                                  ======== ========  ========

  Future minimum payments as of October 31, 1996, under the aforementioned long-term debt, are as follows:

                                       NOTES              CAPITALIZED
                                      PAYABLE  PURCHASE      LEASE
   OCTOBER 31,                          BANK   AGREEMENTS  AGREEMENTS   TOTAL
   -----------                        -------- ---------- ------------ --------
    1997............................. $175,000  $ 6,365     $27,883    $209,248
    1998.............................  141,667    6,941       7,639     156,247
    1999.............................        0        0       1,229       1,229
                                      --------  -------     -------    --------
                                       316,667   13,306      36,751     366,724
   Less imputed interest thereon.....        0        0       3,447       3,447
                                      --------  -------     -------    --------
                                      $316,667  $13,306     $33,304    $363,277
                                      ========  =======     =======    ========

                            SIGNATURE EYEWEAR, INC.

NOTE 5--COMMITMENTS:

  Operating Leases--The Company maintains its offices and warehouse in leased facilities in Inglewood, California under an operating lease which expires on May 31, 2005. The lease agreement provides for minimum monthly rental payments ranging from $23,000 presently and escalating to $29,000 for the last five years of the lease. The Company is also responsible for the payment of (i) common area operating expenses (as defined), (ii) utilities, and (iii) insurance. The security deposit on the lease includes a $70,000 irrevocable standby letter of credit in favor of the lessor. The lease agreement provides for an option to extend the term of the lease for five additional years.

  Future minimum lease payments (excluding common area operating expenses, property taxes, utilities and insurance) under the lease at October 31, 1996, are as follows:

      OCTOBER 31,                                                       AMOUNT
      -----------                                                     ----------
       1997.......................................................... $  269,000
       1998..........................................................    281,000
       1999..........................................................    293,000
       2000..........................................................    320,000
       2001..........................................................    348,000
      Thereafter.....................................................  1,247,000
                                                                      ----------
                                                                      $2,758,000
                                                                      ==========

  Total rent expense for the years ended October 31, 1994, 1995 and 1996 and the six months ended April 30, 1996 and 1997 amounted to $210,074, $201,333, $254,091, $116,936 and $143,312, respectively.

  License Agreements--The Company has a license agreement with Laura Ashley Manufacturing, B.V., which grants the Company certain rights to use the "Laura Ashley" trademark in connection with the distribution, marketing and sale of Laura Ashley eyewear products. The license period extends through January 31, 2001, with automatic one-year renewals thereafter through at least 2006, provided that specified minimum sales are achieved.

  The Company has a license agreement with Revlon Consumer Products Corporation, which grants the Company certain rights to use the "Jean Nate" trademark in connection with the distribution, marketing and sale of Jean Nate eyewear products. The license period extends through September 30, 1998, with automatic renewal terms (as defined) thereafter, provided that specified minimum sales are achieved.

  The Company has a license agreement with Hart Schaffner & Marx, which grants the Company certain rights to use the "Hart Schaffner & Marx" trademark in connection with the distribution, marketing and sale of Hart Schaffner & Marx eyewear products. The license period extends through June 30, 1999, with automatic three year renewal terms (as defined) thereafter, provided that specified minimum sales are achieved.

  Total minimum royalties under all of the Company's license agreements are as follows:

      OCTOBER 31,                                                       AMOUNT
      -----------                                                     ----------
       1997.......................................................... $  812,500
       1998..........................................................    883,750
       1999..........................................................    898,750
       2000..........................................................    763,750
       2001..........................................................    195,000
                                                                      ----------
                                                                      $3,553,750
                                                                      ==========

  Total royalty expense charged to operations for the years ended October 31, 1994, 1995 and 1996 and the six months ended April 30, 1996 and 1997 amounted to $962,205, $1,171,091, $1,459,559, $641,961 and $848,393, respectively.

                            SIGNATURE EYEWEAR, INC.

NOTE 6--STOCKHOLDERS' EQUITY:

  In July 1995, the Company's Articles of Incorporation were amended to increase the total number of authorized shares of Common Stock, par value $.001 per share, to 30,000,000, and to authorize the issuance of up to 5,000,000 shares of Preferred Stock, par value $.001 per share. Additionally, in July 1995 an 800 to 1 split of the Company's Common Stock was effected. In June 1997, a 3.175 to 1 split of the Company's Common Stock was effected. All share and per share amounts included in the accompanying financial statements and footnotes have been restated to reflect the stock splits.

  The Board of Directors has the authority to issue the authorized and unissued Preferred Stock in one or more series with such designations, rights and preferences as may be determined from time to time by the Board of Directors, without shareholder approval. No shares of the Preferred Stock were issued as of October 31, 1995 and 1996 and April 30, 1997.

NOTE 7--RELATED PARTY TRANSACTIONS:

  Notes Payable, Stockholders--As of October 31, 1995, the following amounts were due to stockholders of the Company:

Note payable (unsecured, interest at 5.5% per annum).................  $162,500
Notes payable (unsecured, interest at the Bank's prime rate plus 1.5%
 per annum)..........................................................  $200,000
                                                                       --------
                                                                       $362,500
                                                                       ========

  These amounts were repaid during fiscal 1996. Interest expense paid on the notes payable to the stockholders amounted to $65,086, $46,579, $21,337, $13,286 and $0 for the years ended October 31, 1994, 1995 and 1996 and the six months ended April 30, 1996 and 1997, respectively.

  Purchases from Related Party--Two executive officers, who are also shareholders of the Company, are officers, directors and significant shareholders of Brandmark, Inc., a corporation which has a license from Laura Ashley to produce timepieces bearing the Laura Ashley trademark. In fiscal 1996, the Company purchased from Brandmark, Inc. an aggregate of $362,000 of timepieces bearing the Laura Ashley trademark, which amount is included in selling expenses for the year ended October 31, 1996.

  Limited Partnership Investment--In January 1995, the Company purchased from The Weiss Family Trust a limited partnership interest in a California limited partnership which owns the premises formerly used by the Company as its principal executive offices. Bernard Weiss and Julie Heldman, the Chief Executive Officer and President, respectively, and Co-Chairmen of the Board of the Company, are trustees of The Weiss Family Trust. The Company paid $75,000 for the limited partnership interest, an amount equal to the purchase price originally paid by The Weiss Family Trust. The investment is included in the deposits and other assets balance at October 31, 1995 and 1996 and April 30, 1997.

INSIDE BACK COVER--TWO PAGE COLOR FOLD OUT:

Across the top of the gatefold is the headline "The Signature Marketing of Signature Eyewear".

Across the gatefold is a collection of photographs of various marketing in-store displays and trade show booths.

Across the bottom of the gatefold is a full left to right photograph of 18 Signature eyeglass frames.

                                  [PICTURES]

INSIDE BACK COVER

Jean Nate Eyewear lifestyle photograph of a woman wearing Jean Nate Eyewear being "splashed" from below, up towards her face. At the bottom of the image is the Jean Nate Eyewear logo with the phrase "Always make a splash" at the bottom of the page and the lines "Jean Nate is used under license (C) 1997" and "Jean Nate Eyewear net sales were 4% of the Company's net sales in the six months ended April 30, 1997."

                                  [PICTURES]

OUTSIDE BACK COVER

Hart Schaffner & Marx Eyewear lifestyle photograph of a man wearing Hart Schaffner & Marx Eyewear in front of a swimming pool. At the bottom of the image is the Hart Schaffner & Marx logo and trade theme-line "For A Man's Frame of Mind." At the bottom of the page are the lines "Hart Schaffner & Marx Eyewear net sales were 6% of the Company's net sales in the six months ended April 30, 1997" and "Made by Signature Eyewear under license from Hart Schaffner & Marx."

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  The following table itemizes the expenses incurred by the Registrant in connection with the issuance and distribution of the Securities being registered, other than underwriting discounts. All the amounts shown are estimates except the Securities and Exchange Commission registration fee and the NASD filing fee.

      Registration fee--Securities and Exchange Commission............ $  7,620
      NASD filing fee.................................................    3,015
      Nasdaq National Market fee......................................   30,532
      Accounting fees and expenses....................................   50,000
      Legal fees and expenses (other than blue sky)...................  150,000
      Blue sky fees and expenses, including legal fees................   10,000
      Representatives' expenses.......................................  135,000
      Printing; stock certificates....................................  125,000
      Transfer agent and registrar fees...............................    3,500
      Miscellaneous...................................................    5,333
                                                                       --------
          Total....................................................... $520,000
                                                                       ========

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  The Registrant's Articles of Incorporation include a provision that eliminates the personal liability of its directors to the Registrant and its shareholders for monetary damages for breach of the directors' fiduciary duties in certain circumstances. This limitation has no effect on a director's liability (i) for acts or omissions that involve intentional misconduct or a knowing and culpable violation of law, (ii) for acts or omissions that a director believes to be contrary to the best interests of the Registrant or its shareholders or that involve the absence of good faith on the part of the director, (iii) for any transaction from which a director derived an improper personal benefit, (iv) for acts or omissions that show a reckless disregard for the director's duty to the Registrant or its shareholders in circumstances in which the director was aware, or should have been aware, in the ordinary course of performing a director's duties, of a risk of a serious injury to the Registrant or its shareholders, (v) for acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director's duty to the Registrant or its shareholders, (vi) under Section 310 of the California Corporations Code (the "California Code") (concerning contracts or transactions between the Registrant and a director) or (vii) under Section 316 of the California Code (concerning directors' liability for improper dividends, loans and guarantees). The provision does not extend to acts or omissions of a director in his capacity as an officer. Further, the provision will not affect the availability of injunctions and other equitable remedies available to the Registrant's shareholders for any violation of a director's fiduciary duty to the Registrant or its shareholders.

  The Registrant's Articles of Incorporation also include an authorization for the Registrant to indemnify its agents (as defined in Section 317 of the California Code), through bylaw provisions, by agreement or otherwise, to the fullest extent permitted by law. Pursuant to this latter provision, the Registrant's Bylaws provide for indemnification of the Registrant's directors, officers and employees. In addition, the Registrant, at its discretion, may provide indemnification to persons whom the Registrant is not obligated to indemnify. The Bylaws also allow the Registrant to enter into indemnity agreements with individual directors, officers, employees and other agents. These indemnity agreements have been entered into with all directors and provide the maximum indemnification permitted by law. These agreements, together with the Registrant's Bylaws and Articles of Incorporation, may require the Registrant, among other things, to indemnify such directors against certain liabilities that may arise by reason of their status or service as directors (other than liabilities resulting from willful misconduct of a culpable nature), to advance expenses to them as they are incurred, provided that they undertake to repay the amount advanced if it is ultimately determined by a court that they are not entitled to indemnification, and to obtain directors' and officers' insurance if available on reasonable terms.

  The Company and certain of the Company's shareholders (the "Existing Shareholders") plan to enter into a tax indemnification agreement (the "Tax Agreement") relating to their respective income tax liabilities. Because the Company will be fully subject to corporate income taxation after the termination of the Company's S Corporation status, the reallocation of income and deductions between the period during which the Company was treated as an S Corporation and the period during which the Company will be subject to corporate income taxation may increase the taxable income of one party while decreasing that of another party. Accordingly, the Tax Agreement is intended to assure that taxes are borne by the Company on the one hand and the Existing Shareholders on the other only to the extent that such parties received the related income. The Tax Agreement generally provides that, if an adjustment is made to the taxable income of the Company for a year in which it was treated as an S Corporation, the Company will indemnify the Existing Shareholders and the Existing Shareholders will indemnify the Company against any increase in the indemnified party's income tax liability (including interest and penalties and related costs and expenses), with respect to any tax year to the extent such increase results in a related decrease in the income tax liability of the indemnifying party for that year. The Company will also indemnify the Existing Shareholders for all taxes imposed upon them as the result of their receipt of an indemnification payment under the Tax Agreement.

  Section 317 of the California Code and the Registrant's Bylaws make provision for the indemnification of officers, directors and other corporate agents in terms sufficiently broad to indemnify such persons, under certain circumstances, for liabilities (including reimbursement of expenses incurred) arising under the Securities Act.

  Section 10 of the Underwriting Agreement filed as Exhibit 1.1 hereto sets forth certain provisions with respect to the indemnification of certain controlling persons, directors and officers against certain losses and liabilities, including certain liabilities under the Securities Act.

  The Registrant maintains director and officer liability insurance.

  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

  Reference is made to the following documents filed as exhibits to this Registration Statement regarding relevant indemnification provisions described above and elsewhere herein:

   DOCUMENT                                                       EXHIBIT NUMBER
   --------                                                       --------------
   Proposed form of Underwriting Agreement.......................       1.1
   Registrant's Restated Articles of Incorporation...............       3.1
   Registrant's Amended and Restated Bylaws......................       3.2
   Registrant's Form of Indemnification Agreement................      10.3
   Tax Indemnification Agreement.................................      10.4

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

  In May 1996, the Company issued 108,016 shares of Common Stock to Michael Prince, the Company's Chief Financial Officer, for services which had been rendered by Mr. Prince valued by the Board of Directors at $300,000 ($2.78 per share). The issuance of these shares was exempt from registration pursuant to
Section 4(2) of the Securities Act as a transaction not involving any public offering.

ITEM 16. EXHIBITS.

 EXHIBIT
 NUMBER                            EXHIBIT DESCRIPTION
 -------                           -------------------
  1.1    Form of Underwriting Agreement.
  1.2    Form of Representatives' Warrant.
  3.1    Restated Articles of Incorporation of Registrant.#
  3.2    Amended and Restated Bylaws of Registrant.#
  4.1    Specimen Stock Certificate of Common Stock of Registrant.#
  5.1    Opinion and Consent of Troop Meisinger Steuber & Pasich, LLP
 10.1    1997 Stock Plan.
 10.2    Form of Registrant's Stock Option Agreement (Non-Statutory Stock
         Option).#
 10.3    Form of Indemnification Agreement for Directors and Officers.#
 10.4    Tax Indemnification Agreement among Registrant and the Existing
         Shareholders.
 10.5    License Agreement, dated May 28, 1991, between Laura Ashley
         Manufacturing B.V. and Registrant, as amended.+
 10.6    Lease Agreement, dated March 23, 1995, between the Registrant and
         Roxbury Property Management, and Guaranty of Lease, dated March 23,
         1995, between Julie Heldman and Bernard Weiss and Roxbury Property
         Management.#
 10.7    Amended and Restated Accounts Receivable and Inventory Loan Agreement,
         dated April 21, 1997, between Registrant and City National Bank, First
         Amendment to Amended and Restated Accounts Receivable and Inventory
         Loan Agreement, dated June 26, 1997, between Registrant and City
         National Bank, and Second Amendment to Amended and Restated Accounts
         Receivable and Inventory Loan Agreement, dated July 23, 1997, between
         Registrant and City National Bank.#
 10.8    Employment Agreement between the Registrant and Bernard Weiss.
 10.9    Employment Agreement between the Registrant and Julie Heldman.
 10.10   Employment Agreement between the Registrant and Michael Prince.
 10.11   Employment Agreement between the Registrant and Robert Fried.
 10.12   Employment Agreement between the Registrant and Robert Zeichick.
 10.13   License Agreement, dated January 12, 1996, between Hart Schaffner &
         Marx and the Registrant.+
 10.14   License Agreement, dated June 2, 1995, between Revlon Consumer
         Products Corporation and the Registrant, as amended.+
 10.15   License Agreement, dated June 24, 1997, between Eddie Bauer, Inc. and the Registrant.+
 23.1    Consent of Troop Meisinger Steuber & Pasich, LLP (included in its opinion filed as Exhibit 5.1 hereto).
 23.2    Consent of Altschuler, Melvoin and Glasser LLP.
 24.1    Power of Attorney (included on signature page).#
 27.1    Financial Data Schedule.#
 99.1    Schedule II--Valuation and Qualifying Accounts.#

--------

+ Certain portions of this exhibit have been omitted and filed separately with the Securities and Exchange Commission pursuant to a request for an order granting confidential treatment pursuant to Rule 406 of the General Rules and Regulations under the Securities Act of 1933.

# Previously filed.

ITEM 17. UNDERTAKINGS.

  The undersigned Registrant hereby undertakes:

  (a) To provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

  (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer of controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by a controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  (c) The undersigned registrant hereby undertakes that:

    (1) For the purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the Offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-1 AND HAS DULY CAUSED THIS AMENDMENT NO. 2 TO REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF LOS ANGELES, STATE OF CALIFORNIA, ON AUGUST 28, 1997.

                                          Signature Eyewear, Inc.

                                                     /s/ Julie Heldman
                                          By:_________________________________
                                             JULIE HELDMAN, CO-CHAIRMAN OF THE
                                                    BOARD AND PRESIDENT

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS AMENDMENT NO. 2 TO REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES STATED.

              SIGNATURE                        TITLE                 DATE

                  *                    Co-Chairman of the
-------------------------------------   Board and Chief        August 28, 1997
            BERNARD WEISS               Executive Officer

          /s/ Julie Heldman            Co-Chairman of the
-------------------------------------   Board and President    August 28, 1997
            JULIE HELDMAN

                  *                    Chief Financial
-------------------------------------   Officer and            August 28, 1997
           MICHAEL PRINCE               Director (Principal
                                        Financial and
                                        Accounting Officer)

                  *                    Director
-------------------------------------                          August 28, 1997
            DANIEL WARREN

*By       /s/ Julie Heldman
-------------------------------------
        his attorney-in-fact

                                 EXHIBIT INDEX


 EXHIBIT
 NUMBER                            EXHIBIT DESCRIPTION
 -------                           -------------------
  1.1    Form of Underwriting Agreement.
  1.2    Form of Representatives' Warrant.
  3.1    Restated Articles of Incorporation of Registrant.#
  3.2    Amended and Restated Bylaws of Registrant.#
  4.1    Specimen Stock Certificate of Common Stock of Registrant.#
  5.1    Opinion and Consent of Troop Meisinger Steuber & Pasich, LLP
 10.1    1997 Stock Plan.
 10.2    Form of Registrant's Stock Option Agreement (Non-Statutory Stock
         Option).#
 10.3    Form of Indemnification Agreement for Directors and Officers.#
 10.4    Tax Indemnification Agreement among Registrant and the Existing
         Shareholders.
 10.5    License Agreement, dated May 28, 1991, between Laura Ashley
         Manufacturing B.V. and Registrant, as amended.+
 10.6    Lease Agreement, dated March 23, 1995, between the Registrant and
         Roxbury Property Management, and Guaranty of Lease, dated March 23,
         1995, between Julie Heldman and Bernard Weiss and Roxbury Property
         Management.#
 10.7    Amended and Restated Accounts Receivable and Inventory Loan Agreement,
         dated April 21, 1997, between Registrant and City National Bank, First
         Amendment to Amended and Restated Accounts Receivable and Inventory
         Loan Agreement, dated June 26, 1997, between Registrant and City
         National Bank, and Second Amendment to Amended and Restated Accounts
         Receivable and Inventory Loan Agreement, dated July 23, 1997, between
         Registrant and City National Bank.#
 10.8    Employment Agreement between the Registrant and Bernard Weiss.
 10.9    Employment Agreement between the Registrant and Julie Heldman.
 10.10   Employment Agreement between the Registrant and Michael Prince.
 10.11   Employment Agreement between the Registrant and Robert Fried.
 10.12   Employment Agreement between the Registrant and Robert Zeichick.
 10.13   License Agreement, dated January 12, 1996, between Hart Schaffner &
         Marx and the Registrant.+
 10.14   License Agreement, dated June 2, 1995, between Revlon Consumer
         Products Corporation and the Registrant, as amended.+
 10.15   License Agreement, dated June 24, 1997, between Eddie Bauer, Inc. and the Registrant.+
 23.1    Consent of Troop Meisinger Steuber & Pasich, LLP (included in its opinion filed as Exhibit 5.1 hereto).
 23.2    Consent of Altschuler, Melvoin and Glasser LLP.
 24.1    Power of Attorney (included on signature page).#
 27.1    Financial Data Schedule.#
 99.1    Schedule II--Valuation and Qualifying Accounts.#

--------

+ Certain portions of this exhibit have been omitted and filed separately with the Securities and Exchange Commission pursuant to a request for an order granting confidential treatment pursuant to Rule 406 of the General Rules and Regulations under the Securities Act of 1933.

# Previously filed.